Exhibit 2.1

ASSET AND STOCK PURCHASE AGREEMENT

between

TERADYNE, INC.

ON BEHALF OF ITSELF AND THE OTHER SELLERS NAMED HEREIN

and

AMPHENOL CORPORATION

ON BEHALF OF ITSELF AND THE OTHER BUYERS NAMED HEREIN

dated as of October 10, 2005

i

Section 12.10	Severability	68
Section 12.11	Third Parties	68
Section 12.12	Waiver of Jury Trial	68
Section 12.13	Enforcement of Agreement	68

Exhibits

Exhibit A	Sellers and Buyers
Exhibit B-1	Form of Assignment and Assumption of Real Estate Lease Agreements
Exhibit B-2	Shanghai Sublease
Exhibit B-3	Lease Agreement
Exhibit C	Intellectual Property Assignment Agreement
Exhibit D	Form of Bills of Sale
Exhibit E	License Agreement
Exhibit F	Supply Agreement
Exhibit G	Transition Services Agreement
Exhibit H	Form of China Purchase Agreement
Exhibit I	Form of Malaysia Purchase Agreement

v

Index of Other Defined Terms

Defined Term	Section
401(k) Plan	1.01
Accounting Referee	1.01
Acquired Contracts	2.01(d)
Affiliate	1.01
Agreement	1.01
Allocation Statement	2.13(a)
Ancillary Agreements	1.01
Asbestos Claims	1.01
Asset Buyers	Preamble
Asset Sellers	Preamble
Assumed Liabilities	2.03
Benefit Arrangement	3.19(a)(i)
Bills of Sale	1.01
Books and Records	2.01(i)
Business	1.01
Business Day	1.01
Business Employees	8.01(a)
Business Intellectual Property	1.01
Buyer Indemnified Parties	10.02(a)
Buyer Parent	Preamble
Buyers	Preamble
Cap	10.02(a)(iv)(C)
Cash	2.02(c)
China Assumed Liabilities	1.01
China Business	1.01
China Purchase Agreement	2.14(a)
China Purchased Assets	1.01
China Transfer	2.14(a)
China Transfer Date	2.14(a)
Chinese Transfer Documents	2.14(a)
Closing	2.10
Closing Balance Sheet	2.12
Closing Date	2.10
Closing Net Asset Value	2.12(b)
Closing Payment	2.08
Confidentiality Agreement	12.07
Consents	1.01
Contracts	2.01(d)
Control	1.01
Disclosure Letter	Article III
Deed	2.11(a)(iii)
DOJ	6.03

Domain Names	1.01
Effective Time	8.01(d)
Employee Plan	3.19(a)(ii)
Environmental Authorizations	3.17(e)
Environmental Claim	10.03(b)(i)
Environmental Laws	1.01
Environmental Liability	1.01
Equipment	2.01(b)
ERISA	3.19(a)(iii)
ERISA Affiliate	3.19(a)(iv)
Exchange Act	3.25
Excluded Assets	2.02
Excluded Liabilities	2.04
First Delayed Transfer Balance Sheet	2.14(c)
Flex Time Program	1.01
FTC	6.03
GAAP	1.01
Governmental Authority	1.01
Hazardous Materials	1.01
HSR Act	6.03
Indebtedness	1.01
Indemnified Party	10.03(a)
Indemnifying Party	10.03(a)
Intellectual Property	1.01
Intellectual Property Assignment Agreement	1.01
Interim Financial Statements	3.06(a)
Inventory	2.01(c)
Investments	1.01
IRS	1.01
Key Employee Salary Continuation Agreements	1.01
Key Employees	1.01
Knowledge of Buyers	1.01
Knowledge of Sellers	1.01
Law	1.01
Lease Agreement	1.01
Leased Real Property	1.01
License Agreement	1.01
Licensed Intellectual Property	1.01
Lien	1.01
Loss	10.02(a)
Malaysia Permits	1.01
Malaysia Purchase Agreement	2.14(b)
Malaysia Transfer	2.14(b)
Malaysia Transfer Date	2.14(b)
Malaysian Transfer Documents	2.14(b)

Material Adverse Effect	1.01
Material Contracts	3.11(a)
Offsite Release Environmental Claim	10.02(a)(iv)(G)
Order	1.01
Other Competition Laws	1.01
Other Personnel	8.01(a)
Owned Real Property	1.01
Patent	1.01
Permits	1.01
Permitted Liens	3.08
Person	1.01
Personal Injury Claim	10.03(b)(vi)
Personal Property	3.08
Post-Closing Consents	6.02
Post-Closing Tax Period	1.01
PRC Business Day	1.01
Pre-Closing Period	1.01
Pre-Closing Tax Period	1.01
Ongoing Ancillary Agreements	1.01
Principal Leases	1.01
Proceeding	3.10
Purchased Assets	2.01
Purchased Intellectual Property	1.01
Purchased Real Property	1.01
Purchase Price	2.08
Real Estate Leases	1.01
Real Property	1.01
Receivables	2.01(e)
Reconciliation Statement	3.06(c)
Reference Balance Sheet	3.06(a)
Reference Balance Sheet Date	3.06(a)
Reference Net Asset Value	2.12(b)
Release	1.01
Second Delayed Transfer Balance Sheet	2.14(c)
Seller Indemnified Parties	10.02(b)
Sellers	Preamble
Seller Parent	Preamble
Shanghai Lease	1.01
Shanghai Sublease	1.01
Sold Companies	1.01
Sold Shares	3.02
Stock Buyers	Preamble
Stock Sellers	Preamble
Straddle Period	7.01(b)
Subsidiaries	1.01

Supply Agreement	1.01
Tax Information	2.02(e)
Tax or Taxes	1.01
Tax Authority	1.01
Tax Code	1.01
Tax Return	1.01
Third Party Claim	10.03(a)
Trademark	1.01
Transfer	10.03
Transfer Taxes	1.01
Transferred Employees	8.01(a)
Transition Services Agreement	1.01
Unlimited Representations	10.01
Updates	6.06
WARN Act	1.01

ASSET AND STOCK PURCHASE AGREEMENT

AGREEMENT, dated as of October 10, 2005, among TERADYNE, INC., a Massachusetts corporation (“Seller Parent”), on behalf of itself, the stock sellers set forth on Exhibit A (the “Stock Sellers”) and the asset sellers set forth on Exhibit A (the “Asset Sellers”; and collectively with Seller Parent and the Stock Sellers, the “Sellers”), AMPHENOL CORPORATION, a Delaware corporation (“Buyer Parent”), on behalf of itself, the stock buyers set forth on Exhibit A (the “Stock Buyers”) and the asset buyers set forth on Exhibit A (the “Asset Buyers”; and collectively with Buyer Parent and the Stock Buyers, the “Buyers”).

WHEREAS, Sellers currently operate the Business (as defined below);

WHEREAS, Buyers desire to purchase the assets, and to assume certain of the liabilities, related to the Business identified herein from Sellers, and Sellers desire to sell the assets, and to assign certain of the liabilities, related to the Business identified herein to Buyers, upon the terms and subject to the conditions hereinafter set forth;

WHEREAS, Buyers desire to hire all of the Sellers’ employees engaged in the Business;

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

“401(k) Plan” means a defined contribution plan qualified under Section 401(a) of the Tax Code, including a qualified cash or deferred arrangement within Section 401(k) of the Tax Code.

“Accounting Referee” means that independent nationally recognized accounting firm mutually agreed upon by Buyer Parent and Seller Parent.

“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common control with such other Person.

“Agreement” means this Asset and Stock Purchase Agreement among the parties hereto (including the Exhibits and Schedules attached hereto), as amended, modified or supplemented from time to time.

“Ancillary Agreements” means the Assignment and Assumption of Real Estate Leases, the Intellectual Property Assignment Agreement, the Bills of Sale, the License Agreement, the Lease Agreement, the Supply Agreement, the Transition Services Agreement, the China Purchase Agreement and the Malaysia Purchase Agreement.

“Asbestos Claims” means any proceedings commenced by a Governmental Authority or in a court of competent jurisdiction asserting liability resulting from or caused by alleged exposure to asbestos arising from the operation or ownership of the Business or the Purchased Assets.

“Assignment and Assumption of Real Estate Leases” means (a) those certain Assignment and Assumption of Real Estate Lease Agreements, substantially in the form attached hereto as Exhibit B-1 with respect to those certain leases specified on Schedule 1.01(g); and (b) that certain Sublease Agreement, substantially in the form attached hereto as Exhibit B-2 with respect to the Shanghai Lease (the “Shanghai Sublease”).

“Bills of Sale” means those certain Bills of Sale and Assignment and Assumption Agreements, substantially in the form attached hereto as Exhibit D.

“Business” means the business and commercial operations of Seller Parent’s backplane and connection systems business segment.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in The City of New York.

“Business Intellectual Property” means the Purchased Intellectual Property and the Licensed Intellectual Property.

“China Assumed Liabilities” means those Assumed Liabilities that relate to the operations of the Business in China.

“China Business” the Business as such is conducted by Sellers in Shanghai, the People’s Republic of China on the date hereof.

“China Purchased Assets” means those Purchased Assets that relate to the operations of the Business in China.

“Consents” means consents, approvals, authorizations, permits, clearances, exemptions, notices or the expiration or termination of any prescribed waiting period.

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“Domain Names” means Internet domain names.

“Environmental Laws” means, with respect to the Business, all applicable and enforceable foreign, federal, state and local Laws relating to the quality or protection of human health, worker safety or the environment or the generation, use, storage, handling or disposal of Hazardous Material, whether in effect on the Closing Date or coming into effect subsequent to the Closing Date (provided, however, that with respect to those representations and warranties that speak as of a certain date or are given as of a date certain, such Laws shall be limited to those in effect on the date the representations contained therein are made and shall not include those coming into effect subsequent to such date), including the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. § 9601 et seq. (“CERCLA”), the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq. (“RCRA”), the Federal Water Pollution Control Act, as amended by the Clean Water Act of 1977, 33 U.S.C. § 1251 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., and all regulations promulgated on the authority of any and all of the foregoing.

“Environmental Liability” means any damage, loss, liability, deficiencies, written notices or claims or expense, including investigatory costs, arising under Environmental Laws or concerning Hazardous Materials, arising from or relating to the operation or ownership of the Business or Purchased Assets.

“Flex Time Program” means that certain paid time-off Benefit Arrangement maintained by Sellers providing for paid vacations, sick time off and personal time off.

“GAAP” means United States generally accepted accounting principles and practices as in effect from time to time, as applied by the Business on a consistent basis.

“Governmental Authority” means the government of any sovereign nation or of any state, province, territory, county, municipality or locality, and any governmental, regulatory or administrative authority, agency or commission or any court, tribunal or judicial body, in each case acting for, with or by empowerment of such government.

“Hazardous Materials” means any substance, chemical, waste, compound or other material:

(i) the presence of which requires notification, investigation, monitoring, or remediation under any Environmental Law; or

(ii) that is defined as a “toxic substance”, “hazardous waste”, “hazardous material”, “hazardous substance”, “pollutant” or “contaminant” under any Environmental Law; or

(iii) that is toxic, explosive, corrosive, reactive, flammable, infectious, radioactive, carcinogenic, teratogenic, mutagenic or otherwise hazardous and is subject to the jurisdiction of any agency, department, commission, board, agency or instrumentality of any Governmental Authority; or

(iv) that contains gasoline, diesel fuel or other petroleum hydrocarbons or volatile organic compounds; or

(v) that contains polychlorinated biphenyls (PCBs), Asbestos or urea formaldehyde foam insulation.

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person upon which interest charges are customarily paid (other than trade payables incurred in the ordinary course of business consistent with past practice of such Person), (iv) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (v) all obligations of such Person issued or assumed as the deferred purchase price of property or services (excluding obligations of such Person to creditors for raw materials, Inventory, services and supplies incurred in the ordinary course of such Person’s business), (vi) all lease obligations of such Person capitalized on the books and records of such Person, (vii) all obligations of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (viii) all obligations of such Person under interest rate or currency hedging transactions (valued at the termination value thereof) (other than forward or spot foreign currency exchange contracts entered into in the ordinary course of business consistent with past practice), (ix) all letters of credit issued for the account of such Person (excluding letters of credit issued for the benefit of suppliers to support accounts payable to suppliers incurred in the ordinary course of business) and (x) all guarantees and arrangements having the economic effect of a guarantee of such Person of any indebtedness of any other Person.

“Intellectual Property” means any and all of the following, anywhere in the world: (i) Patents; (ii) Trademarks; (iii) copyrights, copyrightable works and registered copyrights and applications for registration of copyrights; (iv) computer software, data, data bases, data collections and documentation thereof; (v) trade secrets, methods, methodologies, algorithms, proprietary processes, ideas, formulae, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial and marketing plans and customer and supplier lists and information and all other confidential or proprietary information; and (vi) Domain Names.

“Intellectual Property Assignment Agreement” means the Intellectual Property Assignment and License Agreement in the form attached hereto as Exhibit C.

“Investments” means all partnership interests or any other equity interest in any corporation, company, limited liability company, partnership, joint venture, trust or other business association.

“IRS” means the U.S. Internal Revenue Service.

“Key Employees” means each of those Persons set forth on Schedule 1.01(a) hereto.

“Key Employee Salary Continuation Agreements” means the salary continuation agreements between Seller Parent and each of the Key Employees, copies of which have been furnished prior to the date hereof by Seller Parent to Buyer Parent.

“knowledge of Buyers” or “Buyers’ knowledge” and like phrases mean the actual knowledge, after reasonable inquiry, of each of Gary A. Anderson, Timothy F. Cohane, Jamie A. Fraser, Martin Loeffler, Jerome F. Monteith, R. Adam Norwitt, Diana G. Reardon, and Edward C. Wetmore.

“knowledge of Sellers” or “Sellers’ knowledge” and like phrases mean the actual knowledge, after reasonable inquiry, of in all cases, each of the Key Employees and, to the extent provided in Schedule 1.01(e), those Persons set forth on such schedule.

“Law” means any statute, law (including common law), ordinance, regulation or rule of any Governmental Authority.

“Lease Agreement” means that lease agreement between a Buyer Parent and Seller Parent for the property located at 44 Simon Street, Nashua, New Hampshire, substantially in the form set forth in Exhibit B-3 hereto.

“Leased Real Property” means all right, title and interest of Sellers in and to the parcels of real property identified as “leased” on Schedule 1.01(b), together with all easements, rights of way, reservations, privileges, appurtenances and other estates and rights pertaining thereto, held by Sellers pursuant to a Real Estate Lease.

“License Agreement” means that certain sublicense agreement from Seller Parent to Buyer Parent, substantially in the form of Exhibit E hereto.

“Licensed Intellectual Property” means the Intellectual Property that is licensed to the Buyers pursuant to the License Agreement and the Assignment of Intellectual Property and License Agreement.

“Lien” means, with respect to any property or asset, (a) any mortgage, lien, encroachment, easement, right-of-way, pledge, attachment, levy, option or other rights to acquire an interest, rights of first refusal, security interest or other encumbrance of any kind thereupon or in respect thereof (other than those arising under applicable securities laws with respect to the shares of the Sold Companies), or (b) any other agreement, under which a Purchased Asset is subordinated, transferred, sequestered so as to subject the same to, or make the same available for, the payment or performance of any Indebtedness in priority to the payment of the ordinary, unsecured liabilities of the owner of such Purchased Asset.

“Malaysia Permit” means the Manufacturing License No. A013335, Serial No. A020289 for manufacturing of “chassis assemblies” dated January 29, 2002 issued by the Malaysian Ministry of International Trade and Industry, the Manufacturing License No. A012910, Serial No. 020377 for manufacturing of “backplane assemblies and connectors” dated March 18, 2002, issued by the Malaysian Ministry of International Trade and Industry, the Warehouse License No. 050101 dated October 21, 2003 issued by the Royal Malaysian Customs and the Manufacturing Warehouse License No. 28387 dated October 28, 2003 issued by the Royal Malaysian Customs.

“Material Adverse Effect” means any change, event, circumstance or development that has or could reasonably be expected to have a material adverse effect on, (a) the assets, condition

(financial or otherwise) or results of operations of the Business, taken as a whole or (b) the ability of Sellers to consummate the transactions contemplated by this Agreement or perform their obligations under the Ongoing Ancillary Agreements, in each case other than any such change, event, circumstance or development arising out of (i) changes in general economic or political conditions or the financing or capital markets in general or changes in currency exchange rates, (ii) changes in laws or official published interpretations thereof by any Governmental Authority (to the extent such changes do not have a disproportionate impact on the Business or a Sold Company as compared to other Persons in the industries or markets in which Sellers and the Sold Companies conduct business) or changes in accounting requirements or principles, (iii) changes affecting generally the industries or markets in which Sellers and the Sold Companies conduct business which do not have a disproportionate impact on the Business taken as a whole, (iv) the public announcement of this Agreement, the consummation of the transactions contemplated hereby or any actions by Sellers or the Sold Companies required to be taken pursuant to this Agreement, (v) any natural disaster, sabotage, military action, or war (whether or not declared) or any escalation or worsening thereof, (vi) any action required to be taken under any existing law or order (after the giving of notice to Buyer Parent as required by this Agreement) or any existing Contract, in accordance with its terms, by which any Seller or Sold Company (or any of their respective properties) is bound or (vii) any failure by the Business to meet any projections or forecasts (but not the underlying material adverse change, event, circumstance or development giving rise thereto).

“Ongoing Ancillary Agreements” means the Lease Agreement, the Shanghai Sublease, the Transition Services Agreement, the Chinese Transfer Documents and the Malaysian Transfer Documents.

“Order” means any order, judgment, writ, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority or arbitration tribunal.

“Other Competition Laws” means all non-U.S. Laws intended to prohibit, restrict or regulate actions having an anticompetitive effect or purposes, including, but not limited to, competition, restraint of trade, antimonopolization, merger control or antitrust Laws.

“Owned Real Property” means the real property identified as “owned” on Schedule 1.01(c), including any buildings, structures and improvements located on any such real property, all fixtures that would attach to the real property pursuant to applicable Law, and all easements, rights of way, reservations, privileges and appurtenances pertaining thereto.

“Patent” means patents, patent applications, utility models, and reissues, divisions, continuations and extensions thereof and pending patent applications with respect thereto.

“Permits” means those permits, franchises, licenses, registrations, authorizations and clearances from Governmental Authorities that are material to the operation of the Business by Seller and each of the Sold Companies.

“Person” means any individual, partnership, firm, corporation, association, trust, unincorporated organization, joint venture, limited liability company or other entity, including a government or political subdivision or an agency or instrumentality thereof.

“Post-Closing Tax Period” means any Tax period (or portion thereof) beginning after the Closing Date.

“PRC Business Day” means any day that is not a Saturday, Sunday or other day on which banks are required or authorized to be closed in Shanghai in the People’s Republic of China.

“Pre-Closing Period” means the period from and after the date of this Agreement and until and including the earlier of (x) the date of termination of this Agreement or (y) the Closing Date.

“Pre-Closing Tax Period” means any Tax period (or portion thereof) ending on or before the Closing Date.

“Principal Leases” means those certain lease agreements set forth on Schedule 1.01(d).

“Purchased Intellectual Property” means: (i) those Patents listed on Schedule 3.14(a)(i); (ii) those Trademarks listed on Schedule 3.14(a)(ii); (iii) those Domain Names listed on Schedule 1.01(f); and (iv) such Intellectual Property and unregistered Trademarks which are and have been used exclusively in the Business (other than Patents, Trademarks and Domain Names).

“Purchased Real Property” means the Owned Real Property of Seller Parent located at 91 Northeastern Boulevard, Nashua, New Hampshire 03062.

“Real Estate Leases” means, collectively, each lease, sublease, license and other agreement pursuant to which any Seller is granted the right to use or occupy, now or in the future, the Leased Real Property or any portion thereof, including any and all modifications, amendments and supplements thereto and any assignments thereof.

“Real Property” means, collectively, the Owned Real Property and the Leased Real Property.

“Release” shall have the meaning provided in 42 U.S.C. Section 9601(22).

“Shanghai Lease” means that certain lease, dated as of October 1, 2004, by and between Teradyne (Shanghai) Co., Ltd. and Shanghai Jin Qiao Export Processing Zone Development Co., Ltd. for the lease of certain real property located at Building 12, 1201 Gui Qiao Road, Jinqiao Export Processing Zone, Pudong, Shanghai China 201206.

“Sold Companies” means Teradyne Connection Sys. de Mexico SA de CV, Teradyne Connection Systems (Malaysia) Sdn Bhd and Teradyne Ireland Ltd.

“Subsidiaries” means, with respect to any Person, any and all corporations, partnerships, limited liability companies and other entities with respect to which such Person, directly or indirectly, owns more than 50% of the securities having the power to elect members of the board of directors or similar body governing the affairs of such entity.

“Supply Agreement” means that certain supply agreement between Buyer Parent and Seller Parent substantially in the form set forth in Exhibit F.

“Tax” or “Taxes” means (i) any and all taxes of any kind or nature, including but not limited to those measured on, measured by or referred to as, income, alternative or add-on minimum, gross income, gross receipts, escheat, capital, capital gains, sales, use, ad valorem, franchise, profits or excess profits, license, privilege, transfer, withholding, payroll, employment, social, excise, severance, stamp, occupation, premium, value added, real or personal property or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Authority and (ii) liability for the payment of any amounts as a result of an express or implied obligation to indemnify any other Person with respect to the payment of any amounts described in clause (i).

“Tax Authority” means, with respect to any Tax, the Governmental Authority or transnational or supranational authority, or any political subdivision, agency, authority or department thereof or therein, that imposes such Tax or is charged with the collection of such Tax.

“Tax Code” means the U.S. Internal Revenue Code of 1986, as amended, and the decisions, regulations and rulings pertaining thereto.

“Tax Return” means any return, report or statement required to be filed with respect to any Tax, including any schedule or attachment thereto or amendment thereof.

“Trademark” means all trademarks, service marks, trade dress, trade names, brand names and common law marks (in each case, whether registered or unregistered) and registrations and applications for registration thereof together, to the extent applicable, with all of the goodwill associated therewith.

“Transfer Taxes” means any liability, obligation or commitment for transfer, documentary, sales, use, registration, stamp and other similar Taxes (including all applicable real estate transfer Taxes and real property transfer gains Taxes) and related amounts (including any penalties, interest and additions to Tax) incurred in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, but excluding any value-added Tax.

“Transition Services Agreement” means that certain transition services agreement between Buyer Parent and Seller Parent substantially in the form set forth in Exhibit G.

“WARN Act” means the United States Worker Adjustment and Retraining Notification Act of 1988, as amended.

Section 1.02 Other Interpretive Provisions. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole (including the Schedules and Exhibits hereto) and not to any particular provision of this Agreement, and all Article, Section, Schedule and Exhibit references are to this Agreement unless otherwise specified. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Except as otherwise expressly provided herein, all references to “dollars” or “$” shall be deemed references to the lawful money of the United States of America. Any references to a “Schedule” herein shall be a reference to the accompanying Disclosure Letter.

ARTICLE II

PURCHASE AND SALE OF ASSETS AND SHARES

Section 2.01 Transfers of Assets by the Asset Sellers. Upon the terms and subject to the conditions of this Agreement, on the Closing Date the Asset Sellers shall sell or transfer the Purchased Assets to the Asset Buyers, and the Asset Buyers shall purchase the Purchased Assets (excluding any Excluded Assets) from the Asset Sellers for (i) the Purchase Price and (ii) the assumption by the Asset Buyers of the Assumed Liabilities. The Asset Buyers shall acquire, and the Asset Sellers shall transfer, or cause to be transferred, the Purchased Assets free and clear of all Liens other than Permitted Liens. As used in this Agreement, the term “Purchased Assets” shall mean the assets, property, rights and privileges of Sellers and their Affiliates (other than the Sold Companies) of every kind and description, wherever located, real, personal or mixed, tangible or intangible, as the same shall exist on the Closing Date, including the assets shown on the Reference Balance Sheet and not disposed of since the Reference Balance Sheet Date, and the assets of the Business acquired by any Seller between the Reference Balance Sheet Date and the Closing Date in each case in accordance with this Agreement and only to the extent that such assets, property, rights and privileges are owned, held or used exclusively in the conduct of the Business by any of the Sellers (or are otherwise expressly identified below), including the following and expressly excluding the Excluded Assets:

(a) the Real Property, other than as set forth in Section 2.02(a), and all right, title and interest created pursuant to the Lease Agreement and the Shanghai Sublease;

(b) the personal property and interests therein used by Asset Sellers or held by Asset Sellers for use in connection with the Business, including machinery, equipment, furniture, office equipment, communications equipment (including telephones), vehicles, storage tanks, spare and replacement parts, fuel and other tangible property, but excluding Books and Records and Inventory (the “Equipment”);

(c) the raw materials, works-in-process, finished goods, supplies and other inventories, wherever situated, used by Asset Sellers or held by Asset Sellers for use in connection with the Business (“Inventory”);

(d) the rights under the contracts, agreements, leases, non-governmental licenses, commitments, sales and purchase orders, hub and vendor consignment arrangements, releases of liability, settlements of infringement or other litigation and other instruments, supply agreements and customer agreements, (“Contracts”) used by Asset Sellers or held by Asset Sellers for use exclusively in connection with the Business, including the contracts listed on Schedule 3.11(a) and Schedule 3.14(b)(ii) (other than those Contracts identified on Schedule 3.14(b)(ii) as Excluded Assets) (collectively, the “Acquired Contracts”);

(e) the accounts, notes and other receivables and all deferred charges, chattel paper, refunds, credits, allowances, earn-out payments, royalty payments and rebates (“Receivables”) held or received in the future by Asset Sellers in connection with the Business;

(f) other than as set forth on Schedule 2.01(f), the prepaid expenses and deposits used by Asset Sellers or held by Asset Sellers for use in connection with the Business, any Purchased Asset or any Assumed Liability, including without limitation ad valorem taxes, leases and rentals;

(g) Asset Sellers’ rights, claims, credits, causes of action or rights of set-off against third parties, including, without limitation, unliquidated rights under manufacturers’ and vendors’ warranties, claims in bankruptcy, and any such items arising under insurance policies and the guarantees, indemnities and the other intangible property rights or claims and similar rights in favor of any Asset Seller or any of its Affiliates (other than a Sold Company) relating exclusively to the Business;

(h) the Purchased Intellectual Property and the rights granted to Buyers to the Licensed Intellectual Property pursuant to the License Agreement and the Intellectual Property Assignment Agreement;

(i) originals or copies of the books, records, files and papers, whether in hard copy, computer or other format, including, without limitation, engineering information, product drawings, bill of materials, production routings, manuals and data, sales and purchase correspondence, lists of present and former suppliers, lists of present and former customers, personnel and employment records, and the other information exclusively related to the operation of the Business except for Tax Information with respect to any Seller or Affiliate thereof other than a Sold Company, provided, however, that with respect to personnel and employment records, only with respect to Transferred Employees (the “Books and Records”);

(j) to the extent transferable, all right, title and interest of the Asset Sellers in and to the Environmental Authorizations held by the Asset Sellers;

(k) all current and, to the extent reasonably available, historical sales and promotional material and literature used or held for use exclusively in the operation of the Business, including samples, premium and promotional items, pamphlets and brochures, historical and current television, radio, internet and other media advertising, historical and current print advertising and the artwork relating to sales and promotional literature;

(l) all labels, logos, graphics and associated artwork, the current and historical packaging, and the litho screens, master silk screens, printing plates and associated tooling and material used or held for use exclusively in the operation of the Business;

(m) all goodwill of the Asset Sellers and their Affiliates associated with the Purchased Assets or the Business; and

(n) the Sold Shares and all of the assets of TCMS, Inc.

Section 2.02 Excluded Assets. Buyers expressly understand and agree that the following assets and properties of Sellers and Sellers’ Affiliates (the “Excluded Assets”) shall be excluded from the Purchased Assets:

(a) Sellers’ owned and leased real property other than (i) the Purchased Real Property, (ii) the right, title and interest of Sellers in and to the Leased Real Property pursuant to the Real Estate Leases set forth on Schedule 1.01(b) and (iii) all right, title and interest created pursuant to the Lease Agreement and Shanghai Sublease;

(b) the Intellectual Property (including without limitation any and all Trademarks containing or derived from the word Teradyne and the goodwill appurtenant thereto) owned by Sellers or any of their Affiliates or which Sellers or any of their Affiliates have rights to, other than the Purchased Intellectual Property and the rights granted to Buyers to the Licensed Intellectual Property pursuant to the License Agreement and the Intellectual Property Assignment Agreement;

(c) except as set forth on Schedule 2.12(b)(i), Sellers’ and their Affiliates’ cash, cash equivalents and liquid investments (plus uncollected bank deposits and less outstanding checks) (“Cash”);

(d) refunds, rebates or similar payments of Taxes to the extent such Taxes were paid by or on behalf of any Asset Seller or any Affiliate of any Asset Seller, or would not otherwise constitute an Assumed Liability;

(e) Sellers’ and their Affiliates’ (other than the Sold Companies’) returns, declarations, reports, claims for refund, information statements and the other documents relating to Taxes, including any schedule or attachment thereto and including any amendment thereof (the “Tax Information”);

(f) Sellers’ rights under this Agreement and any other agreement, document or instrument entered into pursuant to this Agreement;

(g) any capital stock of or any equity interest or Investment in any Person other than a Sold Company; and

(h) Sellers’ and their Affiliates’ rights in the assets listed or described on Schedule 2.02(h).

Section 2.03 Assumption of Liabilities. Upon the terms and subject to the conditions of this Agreement, Asset Buyers agree, effective at the time of Closing, to assume the following liabilities (the “Assumed Liabilities”):

(a) liabilities arising in connection with or related to the operation of the Business by Buyers subsequent to the Closing, to the extent not constituting Excluded Liabilities;

(b) liabilities in respect of trade creditors accrued on the Reference Balance Sheet, or incurred in the ordinary course of business following the Reference Balance Sheet Date, and not discharged as of the Closing, but only to the extent reflected in the Closing Balance Sheet;

(c) liabilities, obligations and commitments of any Seller under the Acquired Contracts but only to the extent such liabilities, obligations and commitments arise either (i) in the period from and after the Closing or (ii) in any period prior to Closing, and, in the case of (ii) only, to the extent reflected in the Closing Balance Sheet;

(d) Environmental Liabilities arising from or related to the ownership or the operation of the Business or the Purchased Assets subsequent to the Closing;

(e) (i) liabilities, obligations and commitments to the customers of the Business for products manufactured on or prior to the Closing by the Business based on damage or quality claims and (ii) product liability arising out of products manufactured on or prior to the Closing;

(f) other than as set forth in Section 6.07(c), liabilities in respect of value added Taxes, if any, arising in connection with the transaction contemplated hereby and, in accordance with Section 6.07(b), one-half of Transfer Taxes;

(g) liabilities arising subsequent to the Closing pursuant to a Key Employee Salary Continuation Agreement but only with respect to termination of a Key Employee’s employment by Buyer Parent or an Affiliate thereof subsequent to the Effective Time;

(h) all of the liabilities of TCMS, Inc., except as provided for in Section 2.04(g); or

(i) other liabilities listed or described on Schedule 2.03(i).

Section 2.04 Excluded Liabilities. Notwithstanding any provision in this Agreement or any other writing to the contrary, Buyer is assuming only the Assumed Liabilities and is not assuming any other liability or obligation of any Seller or any Affiliate of a Seller (or any predecessor owner of all or part of its business and assets) of whatever nature whether presently in existence or arising or asserted hereafter. All such other liabilities and obligations shall be retained by and remain obligations and liabilities of Sellers and their Affiliates (all such liabilities and obligations not being assumed being herein referred to as the “Excluded Liabilities”), such Excluded Liabilities expressly including:

(a) any liability, obligation or commitment not included in the Assumed Liabilities, relating to or arising out of the Business or any Purchased Asset, whether express or implied, liquidated, absolute, accrued, contingent or otherwise, or known or unknown, and based upon, relating to, arising out of or resulting from any fact, circumstance, occurrence, condition, act or omission occurring or existing, in whole or in part, on or prior to the Closing except with respect to Assumed Liabilities set forth in Schedule 2.03(i) that may expressly relate to a period prior to the Closing;

(b) any liability, obligation or commitment due to Sellers or their Affiliates as of the Closing, except to the extent representing trade payables incurred in the ordinary course of business and reflected on the Closing Balance Sheet;

(c) any liability, obligation or commitment (i) not included in the Assumed Liabilities, arising out of any actual or alleged breach of, or nonperformance under, any Contract (including any Real Property Lease or other Acquired Contract), prior to the Closing, (ii) accruing, or that should be or should have been accrued for in accordance with GAAP, under any Real Property Lease or Acquired Contract with respect to any period prior to the Closing, except to the extent and up to the respective amounts that are reflected on the Closing Balance Sheet, or (iii) arising out of any Contract either (x) required to be listed under Schedule 3.11(a) hereto and not so listed or (y) entered into in violation of this Agreement or any Ancillary Agreement;

(d) except to the extent set forth on Schedule 2.04(d), any liability, obligation or commitment of any Seller or any of its Affiliates arising out of (i) any Proceeding (pending or threatened in writing to any Seller or any of its Affiliates) as of the Closing, (ii) any Proceeding filed after the Closing to the extent primarily based upon, relating to, arising out of or resulting from any fact, circumstance, occurrence, condition, act or omission occurring or existing on or prior to the Closing, or (iii) any actual or alleged violation by any Seller or any of its Affiliates of any applicable Law prior to or on account of the Closing;

(e) any account payable of any Asset Seller or Sold Company to the extent of the amount not included in the Closing Balance Sheet;

(f) any liability, obligation or commitment that relates primarily to, or that arises primarily out of, any Excluded Asset;

(g) subject to Section 6.07(b), any liability, obligation or commitment for Taxes, whether or not accrued, assessed or currently due and payable, of any of the Sellers or any of their Affiliates other than a Sold Company or relating to the operation or ownership of the Business or the Purchased Assets (other than the Sold Companies) for any Pre-Closing Tax Period (for purposes of this clause (g), the real property Taxes, personal property Taxes and similar ad valorem obligations levied with respect to the Business or the Purchased Assets (other than the Sold Companies) for a Tax period that includes (but does not end on) the Closing Date shall be apportioned between the Asset Sellers and Asset Buyers based upon the number of days of such Tax period occurring prior to and including the Closing Date and the number of days of such Tax period occurring during the Post Closing Tax Period);

(h) any liability, obligation or commitment relating to or arising out of infringement or misappropriation of Intellectual Property (other than to the extent relating to or arising out of infringements or misappropriation after Closing relating to Buyers’ use of any Purchased Asset), to the extent relating to or arising out of the operation of the Business or products manufactured, shipped or sold by or on behalf of the Business or any Seller or any of its Affiliates on or prior to the Closing;

(i) any liability, whether now existing or hereafter arising, with respect to any injury, disease, illness, disability or death resulting from exposure or alleged exposure prior to the Closing to any material, product or Hazardous Material used, manufactured or sold by the Business;

(j) any liability, obligation or commitment relating to or arising out of the employment or termination of employment of any employee or former employee of a Seller or any of its Affiliates or the Business, provided such liability, obligation or commitment arose prior to or concurrent with the Effective Time or such later time determined by mutual agreement of Seller Parent and Buyer Parent as provided in Section 8.01(d);

(k) liabilities arising pursuant to the Key Employee Salary Continuation Agreements, other than as described in Section 2.03(g);

(l) except as expressly provided in Section 8.01(c), any liability, obligation or commitment with respect to accrued but unused paid time-off earned under the Sellers’ Flex Time Program;

(m) Seller’s responsibility to make a matching contribution under Seller’s 401(k) Plan, as described in Section 8.01(g);

(n) any liability, obligation or commitment in respect of costs and expenses incurred by any Seller or any of its Affiliates in respect of or relating to this Agreement, including compliance by any Seller with the terms hereof, or in connection with the transactions contemplated hereby, but not including any such liabilities, obligations and commitments in respect of costs and expenses incurred by the Sold Companies or the Business after the Closing;

(o) except as expressly reflected in Schedule 2.03(i), Environmental Liabilities arising from or relating to the ownership or operation of the Business or the Purchased Assets on or prior to the Closing; and

(p) all other liabilities listed or described on Schedule 2.04(p).

Section 2.05 Transfer of Shares. On the Closing Date and subject to the terms and conditions set forth in this Agreement, the Stock Sellers will sell, convey, assign and transfer to the Stock Buyers, and the Stock Buyers will purchase and acquire, all of such Stock Sellers’ right, title and interest in and to the Sold Shares, free and clear of all Liens and those Liens that may be created by or on behalf of the Buyers.

Section 2.06 Assignment of Purchased Assets and Rights. Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any Purchased Asset or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment thereof, without consent of a third party thereto, would constitute a breach or other contravention thereof or in any way adversely affect the rights of an Asset Buyer or Asset Seller thereunder. If any transfer or assignment by any Asset Seller to, or any assumption by any Asset Buyer of, any interest in, or liability, obligation or commitment under, any asset requires the consent of a third party, then such assignment or assumption shall be made subject to such consent being obtained. Sellers and Buyers will use their commercially reasonable efforts (but without any payment of money by Sellers or Buyers) to obtain the consent of the other parties to any such Purchased Asset or claim or right or any benefit arising thereunder for the assignment thereof to an Asset Buyer as Buyers may request. If such consent is not obtained, Sellers and Buyers will cooperate in any mutually agreeable arrangement under which the Asset Buyers shall obtain the economic claims, rights and benefits of the asset with respect to which the consent has not been obtained in accordance with this Agreement. Such reasonable arrangement may include subcontracting, sub-licensing, or subleasing to Buyers, or under which Sellers would, to the extent commercially practicable, enforce for the benefit of Buyers, any and all rights of Sellers against a third party thereto. Sellers will promptly pay to Buyer Parent all monies received by Sellers after the Closing constituting a Purchased Asset (or the proceeds thereof) or under any Purchased Asset or any claim or right or any benefit arising thereunder that accrues after the Closing, except to the extent the same represents an Excluded Asset. To the extent any Acquired Contract may not be assigned to an Asset Buyer by reason of the absence of any such consent and provided only to the extent no portion of the economic claims, rights or benefits under such asset are received by the Asset Buyers, no Buyer shall assume any Assumed Liabilities arising under such Acquired Contract, other than such as arise from Buyers’ failure to comply with the terms of such Acquired Contract except with respect to a failure by a Buyer to obtain the consent to the assignment to such Buyer of such Acquired Contract by a Seller.

Section 2.07 Apportionment of Certain Expenses. Sellers and Buyers acknowledge that certain expenses of the Business are paid on a periodic basis. Accordingly, the items listed below, to the extent not included in the Closing Balance Sheet (other than Excluded Liabilities), shall be apportioned between Sellers, on the one hand, and Buyers, on the other, with Sellers being responsible for all such expenses attributable to periods on or prior to the Closing Date, and Buyers being responsible for all expenses attributable to periods from and after the Closing Date:

(a) prepaid rent, tenant utility payments and all other percentage or additional rent, common area maintenance and sundry charges (including any HVAC charges) and commissions paid by tenants;

(b) utility company charges, including electricity, gas, fuel, water and sewer charges; and

(c) installments of general and special assessments and other public or private charges affecting the Leased Real Property.

The parties agree to apportion certain reimbursement obligations as specified on Schedule 2.07.

Section 2.08 Consideration. On the Closing Date and subject to the terms and conditions set forth in this Agreement, in reliance on the representations, warranties, covenants and agreements of the parties contained herein and in consideration of the sale, assignment and transfer of the Purchased Assets, the Buyers will pay to Sellers, or, to the extent required in accordance with Section 2.14(a)(iv), to the escrow agent referred to in Section 2.14, three hundred ninety million dollars ($390,000,000.00) (the “Closing Payment”). The term “Purchase Price” shall mean the Closing Payment as adjusted, if at all, pursuant to Section 2.12.

Section 2.09 License Agreement. At the Closing, Buyer Parent and Seller Parent shall enter into the License Agreement, pursuant to which Seller Parent will license or sublicense to Buyers a portion of the Licensed Intellectual Property.

Section 2.10 The Closing. Unless this Agreement shall have been terminated pursuant to Article XI, subject to Article IX, the closing (the “Closing”) of the transactions contemplated by this Agreement shall take place at the offices of Choate, Hall & Stewart LLP in Boston, Massachusetts as soon as possible, but in no event later than three Business Days after satisfaction or waiver of all of the conditions set forth in Article IX hereof or at such other place and time as may be agreed upon by Seller Parent and Buyer Parent (the date upon which the Closing occurs referred to as the “Closing Date”). Buyer Parent and Seller Parent shall agree in writing as to the time of the Closing.

Section 2.11 Deliveries at the Closing.

(a) At or prior to the Closing, the Asset Sellers shall deliver or cause to be delivered to the Asset Buyers the following, in each case in form reasonably satisfactory to Buyers:

(i) the Bills of Sale and such appropriately executed deeds, assignments and other instruments of transfer, in form and substance reasonably satisfactory to Buyers, providing for the conveyance, transfer and assignment of all right, title and interest of the Sellers in, to and under the Purchased Assets as specified in Section 2.01 (exclusive of the Real Property) and any other documents necessary to transfer title to such Purchased Assets, duly executed by the appropriate Sellers;

(ii) the Intellectual Property Assignment Agreement, executed by the appropriate Sellers, and any and all documents, agreements, certificates and other instruments as may be necessary to register any Patent or Trademark constituting Purchased Intellectual Property in the name of a Buyer or designee thereof;

(iii) with respect to the Purchased Real Property, a duly executed and acknowledged warranty deed, in proper recordable form and sufficient to vest in Buyer Parent marketable title to, and fee simple ownership of, such Purchased Real Property, free and clear of all Liens other than Permitted Liens (the “Deed”), together with such affidavits, tax forms, and other documentation as may be required by applicable Law;

(iv) (A) from each Seller that is not a “foreign person” within the meaning of Section 1445 of the Tax Code, an affidavit from such Seller, sworn to under penalty of perjury, setting forth such Seller’s name, address and federal taxpayer identification number and stating that such Seller is not a “foreign person” within the meaning of Section 1445 of the Tax Code; and (B) from each Sold Company the stock of which is owned by a Seller not described in the preceding clause (A) pursuant to and in compliance with Treasury Regulation §§1.897-2(h) and 1.1445-2(c)(3), a certificate certifying that the stock of such Sold Company is not a “U.S. real property interest” within the meaning of Section 897 of the Tax Code.

(v) a certificate of the Secretary of each Asset Seller in form and substance reasonably acceptable to the Buyers;

(vi) originals or copies of all Books and Records exclusively related to the Business (such Books and Records to be deemed delivered to the extent located upon any Real Property constituting Purchased Assets); and

(vii) any other Ancillary Agreements (including the Lease Agreement, but other than the Shanghai Sublease should the China Transfer not occur on the Closing Date), and such other instruments and documents, in form and substance reasonably acceptable to Buyers and Sellers, as may be reasonably necessary to effect the Closing.

(b) At or prior to the Closing, the Stock Sellers shall deliver or cause to be delivered to the Stock Buyers the following:

(i) stock certificates (or local legal equivalent) evidencing the Sold Shares to be sold by such Stock Seller duly endorsed in blank, or accompanied by stock powers duly executed in blank, or if stock certificates are not then available, affidavits of loss in a form reasonably acceptable to Buyers in lieu thereof;

(ii) the corporate charters, minutes and stock record books and corporate seals (or local equivalent) of each Sold Company (such corporate charters, minutes and stock record books and corporate seals (or local equivalent) to be deemed delivered to the extent located upon the premises of a Sold Company);

(iii) a certificate of the Secretary of each Stock Seller in form and substance reasonably acceptable to Buyers, including as to the location of those documents deemed to be delivered pursuant to Section 2.11(b)(ii) above; and

(iv) any other Ancillary Agreements, and such other instruments and documents, in form and substance reasonably acceptable to Buyers and Sellers, as may be reasonably necessary to effect the transfer of the Sold Shares.

(c) At or prior to the Closing, the Buyers shall deliver or cause to be delivered to Sellers the following:

(i) $390,000,000.00 by wire transfer of immediately available funds to an account or accounts designated by Sellers, it being agreed that a portion of such monies may, to the extent required in accordance with Section 2.14(a), be wired to the escrow agent referred to in Section 2.14(a);

(ii) a certificate of the Secretary of each Buyer in form and substance reasonably acceptable to Sellers; and

(iii) any other Ancillary Agreements (including the Lease Agreement, but other than the Shanghai Sublease should the China Transfer not occur on the Closing Date), and such other instruments and documents, in form and substance reasonably acceptable to Buyers and Sellers, as may be reasonably necessary to effect the Closing.

Section 2.12 Post-Closing Purchase Price Adjustment.

(a) General. As an adjustment to the Purchase Price, Seller Parent agrees to pay Buyer Parent the amount, if any, by which Reference Net Asset Value exceeds the Closing Net Asset Value, and Buyer Parent agrees to pay Seller Parent the amount, if any, by which Closing Net Asset Value exceeds the Reference Net Asset Value. In addition, recognizing that royalty payments and earn-out payments are reflected on the Closing Balance Sheet and the Reference Balance Sheet on a cash basis, to the extent that royalty payments and earn-out payments are received pre and post-Closing by Buyer or Seller, the payments will be evaluated on the accrual basis of accounting and such payments that relate to pre-Closing periods will be paid to Seller Parent and any such payments received that relate to post-Closing periods will be paid to Buyer Parent.

(b) Definitions. The following terms, as used herein, have the following meanings:

“Closing Balance Sheet” means a balance sheet for the Business, excluding Excluded Assets and Excluded Liabilities, as of the close of business on the day immediately preceding the Closing Date that presents fairly, in all material respects, the financial condition of the Business as of such date, and which is prepared from the books and records of the Sellers and in accordance with GAAP (except as otherwise stated therein and except for the omission of footnotes) on a basis consistent with the Reference Balance Sheet.

“Closing Net Asset Value” means that dollar amount as is equal to the dollar amount of the total assets of the Business (other than Excluded Assets) plus any cash amounts included in the Purchased Assets in excess of those amounts specified on Schedule 2.12(b)(i), as reflected on the Closing Balance Sheet, less the dollar amount of the total liabilities of the Business (other than Excluded Liabilities), as reflected on the Closing Balance Sheet. The Closing Net Asset Value shall be calculated in accordance with Schedule 2.12(b)(ii).

“Reference Net Asset Value” means $208,337,000, such amount being equal to the dollar amount of the total assets of the Business (other than Excluded Assets), as reflected on the Reference Balance Sheet, less the dollar amount of the total liabilities of the Business (other than Excluded Liabilities), as reflected on the Reference Balance Sheet.

(c) Preparation of Closing Balance Sheet. As promptly as practicable after the Closing Date, Buyer Parent will, at its sole expense, cause to be prepared the Closing Balance Sheet by its independent public accountants and its calculation of Closing Net Asset Value. As promptly as practicable, but no later than sixty (60) days, after the Closing Date, Buyer Parent will cause the Closing Balance Sheet to be delivered to Seller Parent.

(d) Disagreement by Seller. If Seller Parent disagrees with Buyer Parent’s calculation of Closing Net Asset Value, Seller Parent may, within twenty (20) days after receipt of the documents referred to in Section 2.12(c), deliver a notice to Buyer Parent disagreeing with such calculation and setting forth Seller Parent’s calculation of the Closing Balance Sheet and Closing Net Asset Value. Any such notice of disagreement shall specify those items or amounts as to which Seller Parent disagrees and Seller Parent shall be deemed to have agreed with all other items and amounts contained in the Closing Balance Sheet.

(e) Dispute Resolution. If a notice of disagreement shall have been delivered by Seller Parent pursuant to Section 2.12(d), the parties shall, during the twenty (20) days following said delivery, use their best efforts to reach agreement on the disputed items or amounts in order to determine the Closing Net Asset Value. If, during such period, the parties are unable to reach agreement, they shall promptly thereafter cause the Accounting Referee promptly to review this Agreement and the disputed items or amounts for the purpose of calculating Closing Net Asset Value. In making such calculation, the Accounting Referee shall consider only those items or amounts in the Closing Balance Sheet as to which Seller Parent has disagreed. The Accounting Referee shall deliver to Buyer Parent and Seller Parent, as promptly as practicable, a report setting forth such calculation. Such report shall be final and binding upon the parties hereto. The cost of such review and report shall be borne (i) by Buyer Parent if Seller Parent’s calculation of Closing Net Asset Value is closer to the final calculation of Closing Net Asset Value determined by the Accounting Referee than Buyer Parent’s calculation thereof, (ii) by Seller Parent if the reverse is true and (iii) otherwise equally by Buyer Parent and Seller Parent.

(f) Cooperation. The parties hereto agree that they will, and agree to cause their respective independent accountants to, cooperate and assist in the preparation of the Closing Balance Sheet and the calculation of Closing Net Asset Value and in the conduct of the audits and reviews referred to in this Section 2.12, including without limitation the making available to the extent necessary of books, records, work papers and personnel.

(g) Time of Payment. Any payment pursuant to this Section 2.12 shall be made at a mutually convenient time and place (i) within thirty (30) days after delivery by Buyer Parent of the documents referred to in Section 2.12(c) if no notice of disagreement with respect to Closing Net Asset Value is delivered by Seller Parent within the twenty (20) day period described above in Section 2.01(d) or (ii) if a notice of disagreement with respect to Closing Net Asset Value is so delivered then within ten (10) days after the earlier of (A) agreement between the parties pursuant to Section 2.12(e) with respect to Closing Net Asset Value and (B) delivery of the calculation of Closing Net Asset Value by the Accounting Referee pursuant to Section 2.12(e).

(h) Method of Payment. Any payments pursuant to this Section 2.12 shall be made by delivery by Seller Parent, or Buyer Parent, as the case may be, of a certified or official bank check payable in funds to Buyer Parent or Seller Parent, as the case may be, or by causing such payments to be credited to such account of Seller Parent or Buyer Parent as may be designated by Seller Parent or Buyer Parent. The amount of any payment to be made pursuant to this Section 2.12 shall bear interest from and including the Closing Date to but excluding the date of payment at a rate per annum equal to the rate publicly announced from time to time by Citibank N.A. as its base or prime rate in New York City in effect from time to time during the period from the Closing Date to the date of payment. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of 365 days and the actual number of days for which due.

Section 2.13 Purchase Price Allocation.

(a) Schedule 2.13 sets forth the agreed allocation of the Closing Payment (plus the book value of the Assumed Liabilities) among the Purchased Assets (the “Allocation Statement”). The parties shall update the Allocation Statement as of the Closing to reflect the Purchase Price (plus the book value of the Assumed Liabilities) of the Purchased Assets as of the Closing Date. In the event an adjustment to the Purchase Price is made pursuant to Section 2.12, the allocation of the Purchase Price (including the book value of the Assumed Liabilities) shall be revised accordingly by Buyer Parent and proposed by Buyer Parent to Seller Parent for approval (which approval shall not be unreasonably withheld or delayed).

(b) Except as otherwise required by applicable Law, each Seller and Buyer agree to report the Tax consequences of the transactions contemplated by this Agreement in a manner entirely consistent with the Allocation Statement, as updated as at the Closing, and agree to act in accordance with such Allocation Statement, and not to take any position inconsistent therewith, in the preparation of financial statements and filing of all Tax Returns (including filing Form 8594 with its Federal income tax return for the taxable year that includes the date of the Closing), as well as in preparing any published financial statements in accordance with GAAP, and also in the course of any Tax audit, Tax review or Tax litigation or other investigation relating thereto.

(c) No later than 10 days prior to the filing of their respective Forms 8594 relating to this transaction, each party shall deliver to the other party a copy of its Form 8594.

Section 2.14 Deferred Purchase.

(a) China.

(i) The purchase and sale of the China Purchased Assets and the transfer and assumption of the China Assumed Liabilities (the “China Transfer”) shall be effected pursuant to a separate purchase and sale agreement, the form of which is attached as Exhibit H (the “China Purchase Agreement”), provided that the terms of this Agreement shall apply to the China Transfer and prevail in the event of any inconsistency.

(ii) The parties shall cause the China Transfer to occur at the Closing, except as specified in this Section 2.14(a).

(iii) To facilitate satisfaction of the conditions precedent in Section 3 of the China Purchase Agreement, Buyer Parent or its Affiliate may contribute registered capital into the designated Asset Buyer prior to the Closing.

(iv) If the conditions precedent specified in Section 3 of the China Purchase Agreement are not satisfied on or prior to the Closing, then, unless mutually agreed in writing otherwise by Buyer Parent and Seller Parent, provided that the purchase and sale of all other Purchased Assets has occurred, including the Malaysia Transfer, (A) the China Transfer shall be delayed and not occur at the Closing but shall instead occur within five (5) PRC Business Days of the conditions precedent specified in Section 3 to the China Purchase Agreement having been satisfied or waived in writing by Buyer

Parent (the “China Transfer Date”) and the parties shall cause the China Transfer Date to be the closing date established pursuant to the China Purchase Agreement; (B) the portion of the Purchase Price allocable to the China Purchased Assets and the China Assumed Liabilities, as such amount is agreed upon in writing by Buyer Parent and Seller Parent, shall be remitted by Buyer Parent to an escrow agent mutually agreed to in writing by Buyer Parent and Seller Parent, such escrowed funds to be released either (1) to the appropriate Asset Buyer on a date on or prior to the anticipated China Transfer Date that is mutually agreed by the parties as necessary to satisfy applicable regulatory requirements, such funds to be held by such Asset Buyer pending remittance to the designated Asset Seller on the China Transfer Date, or (2) to Buyer Parent on the first Business Day subsequent to the China Transfer Date if such escrowed funds were not necessary to effect the China Transfer because Buyer Parent or its Affiliates have contributed sufficient registered capital into the designated Asset Buyer prior to the Closing Date in accordance with Section 2.14(a)(iii) such that Asset Buyer had sufficient funds to remit to Asset Seller in satisfaction of the purchase price pursuant to the China Purchase Agreement and that such funds were remitted by the Asset Buyer and received by the Asset Seller pursuant to the China Purchase Agreement, or (3) to Seller Parent should the China Transfer not occur within six (6) months from the Closing Date; (C) Articles VI, VII and VIII and Sections 5.01, 5.02 and 5.03 shall continue to apply for the period from the Closing Date to the China Transfer Date, mutatis mutandis; and (D) Buyers shall use all commercially reasonable efforts to cause the conditions precedent specified in Section 3 of the China Purchase Agreement to be satisfied.

(v) If, subsequent to six (6) months from the Closing Date the China Transfer Date shall not have occurred, Buyer Parent shall be responsible for accepting possession of the China Purchased Assets and assuming the China Assumed Liabilities as permitted by applicable Law. The failure of the China Transfer to occur at the Closing as provided in this Section 2.14(a) shall not affect Buyers’ obligation to consummate the Closing, other than with respect to the China Purchased Assets and the China Assumed Liabilities.

(vi) For purposes of clarity, except as provided in this Section 2.14(a), the China Transfer shall be conditioned solely on the prior occurrence of the Closing and on the China Purchased Assets being conveyed to the designated Buyer free of any Liens other than Permitted Liens, and on the Shanghai Sublease being executed and delivered by the parties thereto. At or prior to the China Transfer Date, Sellers and Buyers shall deliver to each other such instruments and documents, in form and substance reasonably acceptable to Buyers and Sellers, as may be reasonably necessary to effect the China Transfer (collectively, “Chinese Transfer Documents”). During the period, if any, from the Closing to the China Transfer Date, the operation of the China Purchased Assets and the China Assumed Liabilities shall be managed by Buyers in compliance with applicable Law and subject to the mutual satisfaction of Buyer Parent and Seller Parent, it being understood that, to the maximum extent permitted by applicable Law, Buyers shall have the economic interest in and enjoy all the benefits of and be responsible for all the liabilities of the China Purchased Assets and China Assumed Liabilities during such period even though Sellers retain title to such assets and liabilities.

(b) Malaysia. The purchase and sale of the shares of Teradyne Connection Systems (Malaysia) Sdn Bhd (the “Malaysia Transfer”) shall be effected pursuant to a separate purchase and sale agreement, the form of which is attached as Exhibit I (the “Malaysia Purchase Agreement”), provided that the terms of this Agreement shall apply to the Malaysia Transfer and prevail in the event of any inconsistency. The parties shall cause the Malaysia Transfer to occur at the Closing, except as specified in this Section 2.14(b). If the Malaysia Permits are not able to be transferred to the Buyer on the Closing, then, provided that the purchase and sale of all other Purchased Assets has occurred, including the China Transfer, (i) the Malaysia Transfer shall be delayed and not occur at the Closing but shall instead occur upon Buyer Parent or an Affiliate thereof having obtained approval of the Malaysian Ministry of International Trade and Industry for the transfer of the shares referred to above to an Affiliate of Buyer Parent and concurrent transfer of the Malaysia Permits (the “Malaysia Transfer Date”) and the parties shall cause the Malaysia Transfer to be the closing date established pursuant to the Malaysia Purchase Agreement; (ii) Articles VI, VII and VIII and Sections 5.01, 5.02 and 5.03 shall continue to apply for the period from the Closing Date to the Malaysia Transfer Date, mutatis mutandis; and (iii) Buyers shall use all commercially reasonable efforts to obtain the approval required under Malaysian Law for the transfer of the Malaysia Permits. If, subsequent to six (6) months from the Closing Date the Malaysia Transfer Date shall not have occurred, Buyer Parent shall be responsible for accepting possession of the shares of Teradyne Connection Systems (Malaysia) Sdn Bhd, or, should such not be permissible in accordance with applicable Law, Buyer Parent shall be responsible for accepting all assets and liabilities of Teradyne Connection Systems (Malaysia) Sdn Bhd, as permitted by applicable Law. The failure of the Malaysia Transfer to occur at the Closing as provided in this Section 2.14(b) shall not affect Buyers’ obligation to consummate the Closing, other than with respect to the shares of Teradyne Connection Systems (Malaysia) Sdn Bhd. For purposes of clarity, except as provided in this Section 2.14(b), the Malaysia Transfer shall be conditioned solely on the prior occurrence of the Closing and on the shares being conveyed to the designated Buyer free of any Liens. At or prior to the Malaysia Transfer Date, Sellers and Buyers shall deliver to each other such instruments and documents, in form and substance reasonably acceptable to Buyers and Sellers, as may be reasonably necessary to effect the Malaysia Transfer (collectively, the “Malaysian Transfer Documents”). During the period, if any, from the Closing to the Malaysia Transfer Date, the operation of Teradyne Connection Systems (Malaysia) Sdn Bhd shall be managed by Buyers in compliance with applicable Law and subject to the mutual satisfaction of Buyer Parent and Seller Parent, it being understood that to the maximum extent permitted by applicable Law, Buyers shall have the economic interest in and shall enjoy all the benefits of and be responsible for all the liabilities of Teradyne Connection Systems (Malaysia) Sdn Bhd during such period even though Sellers retain title to the shares of Teradyne Connection Systems (Malaysia) Sdn Bhd.

(c) Post-Closing Adjustments. In the event either the China Transfer or the Malaysia Transfer is delayed as provided in subsections (a) or (b), Seller Parent shall cause to be prepared and delivered to Buyer Parent as promptly as practicable after the Closing Date an income statement and a balance sheet for the operations of the Business in China or of Teradyne Connection Systems (Malaysia) Sdn Bhd, as applicable, for the period from January 1, 2005 to the Closing Date and as of the close of business on the day immediately preceding the Closing Date, respectively, that present fairly, in all material respects, the results of operations and financial condition of such business or Subsidiary, as applicable, as of such date and which is prepared from the books and records of the Sellers and in accordance with GAAP (except for the omission of footnotes) on a basis consistent with the Interim Financial Statements and item 2 of Schedule 2.12(b)(ii) (the “First Delayed Transfer Financial Statements”). As promptly as practicable after the China Transfer Date or Malaysia Transfer Date, as applicable, Buyer Parent shall cause to be prepared and delivered to Seller Parent an income statement and balance sheet for the operations of the Business in China or of Teradyne Connection Systems (Malaysia) Sdn Bhd, as applicable, that presents fairly, in all material respects, the results of operations and the financial condition of such business or Subsidiary, as applicable, for the period from the Closing Date to the China Transfer Date or Malaysia Transfer Date and as of the China Transfer Date or Malaysia Transfer Date, respectively, and which is prepared from the books and records of such business or Subsidiary and in accordance with GAAP (except for the omission of footnotes) on a basis consistent with the Interim Financial Statements and item 2 of Schedule 2.12(b)(ii) (the “Second Delayed Transfer Financial Statements”). The Second Delayed Transfer Financial Statements shall be mutually acceptable to Buyer and Parent and Seller Parent. The Second Delayed Transfer Financial Statements will include the current allocations of expenses from Seller Parent, consistent with the allocations contained in the Interim Financial Statements. As an adjustment to the Purchase Price, Seller Parent agrees to pay Buyer Parent the amount, if any, of net income reflected on the income statement that constitutes a Second Delayed Transfer Financial Statement, and Buyer Parent agrees to pay Seller Parent the amount, if any, of net loss reflected on the income statement that constitutes a Second Delayed Transfer Financial Statement. In addition, Buyer Parent agrees to remit to Seller Parent, and Seller Parent agrees to remit to Buyer Parent, any monies provided by, or removed by, as applicable, Seller Parent or an Affiliate thereof between the Closing Date and the China Transfer Date or the Malaysia Transfer Date that result in a liability being incurred or asset being recorded (including as a result of a distribution of equity), as applicable, on the balance sheet that constitutes a Second Delayed Transfer Financial Statement, together with interest thereon at a rate per annum equal to the rate publicly announced from time to time by Citibank N.A. as its base or prime rate in New York City in effect from time to time. Any payment made pursuant to this Section 2.14(c) shall be made by wire transfer from the Buyer Parent to the Seller Parent or from the Seller Parent to the Buyer Parent, as applicable, as soon as practicable following the mutual agreement of the Seller Parent and Buyer Parent as to the Second Delayed Transfer Financial Statements.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as disclosed by Sellers to Buyers in writing prior to the date hereof (citing this Article III) or in the accompanying disclosure letter the (“Disclosure Letter”) (it being understood that the disclosures in any section of the Disclosure Letter shall qualify the representation and warranty corresponding to such section and such other representations and warranties to the extent it is reasonably apparent from a reading of such Disclosure Letter that it also qualifies such other representations and warranties), Sellers hereby jointly and severally represent and warrant to Buyers as follows:

Section 3.01 Organization. Each of the Sellers is a corporation or other business entity duly incorporated or organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, is in good standing in the jurisdictions in which the ownership of its property or the conduct of its business requires such qualification, and has all corporate powers and all material governmental licenses, authorizations, consents and approvals required to own its assets and carry on the operation of the Business as now conducted by the Sellers, with the exception of such licenses, good standing, authorizations, consents and approvals, the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.02 Subsidiaries. Each Sold Company is wholly-owned, directly or indirectly, by the Sellers. Other than the shares of capital stock of the Sold Companies owned directly or indirectly by each Stock Seller as set forth on Schedule 3.02(a) (the “Sold Shares”), there are no outstanding (a) shares of capital stock, other securities or phantom or other equity interests of a Sold Company, (b) securities of a Sold Company convertible into or exchangeable for shares of capital stock or other securities of such Sold Company, or (c) options or other rights to acquire from a Sold Company any capital stock, other securities or phantom or other equity interests in such Sold Company. Each of the Sold Companies is a corporation or other business entity duly incorporated or organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, is in good standing in the jurisdictions in which the ownership of its property or the conduct of its business requires such qualification, and has all corporate powers and all material governmental licenses, authorizations, consents and approvals required to carry on the operation of the Business as now conducted by such Sold Company, with the exception of such licenses, good standing, authorizations, consents and approvals, the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth on Schedule 3.02(a), all of the issued and outstanding Sold Shares of each of the Sold Companies are owned of record free and clear of any Liens (other than as such as may be created by or on behalf of the Buyers) by the Stock Seller identified on Schedule 3.02(a) as owning such Sold Shares. All of such issued and outstanding Sold Shares are validly issued, are fully paid and nonassessable and have not been issued in violation of any preemptive or similar rights. Except as set forth on Schedule 3.02(b) and except for the Sold Companies, no Subsidiary of a Seller has been engaged in the Business.

Section 3.03 Corporate Authorization. The execution, delivery and performance by each Seller of this Agreement and the Ancillary Agreements to which it is party, and the consummation by such Seller of the transactions contemplated hereby and thereby are within such Seller’s corporate powers and have been duly authorized by all necessary corporate action on the part of such Seller. This Agreement constitutes, and, when executed at the Closing, each Ancillary Agreement will constitute, a valid and binding agreement of each Seller, enforceable against such Seller in accordance with its terms, subject to applicable bankruptcy, insolvency and other laws affecting the rights and remedies of creditors and to general equitable principles.

Section 3.04 Required Consents and Approvals. Except as set forth on Schedule 3.04 and except for applicable filings and approvals under the HSR Act, no Consent, approval or authorization of or declaration or filing with (i) any Governmental Authority; or (ii) any other Person pursuant to a Material Contract is required on the part of any Seller or any Sold Company for or in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, in the case of both (i) and (ii) with respect to the Purchased Assets or Assumed Liabilities.

Section 3.05 Non-Contravention. Except as set forth in Schedule 3.05, the execution, delivery and performance by Sellers of this Agreement and the Ancillary Agreements do not and will not (i) contravene or conflict with the corporate charter or bylaws or other organizational documents of any Seller or Sold Company; (ii) contravene or conflict with or constitute a violation of any provision of any material Law or regulation, or a violation of any judgment, injunction, Order or decree binding upon or applicable to the operation of the Business; or (iii) contravene or conflict with or result in a breach of, or constitute a default by any of the Sellers or the Sold Companies (or create an event which, with notice or lapse of time or both, would constitute a material default) or give rise to any right of termination, cancellation or acceleration under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties of any of the Sold Companies or on the Sold Shares or the Purchased Assets under, any Material Contract (including any Real Estate Lease that constitutes a Material Contract) to which any of the Sellers or the Sold Companies or any of their respective properties may be bound, except in those cases under (iii) where a contravention or conflict would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.06 Financial Statements.

(a) The Seller Parent has delivered to Buyer Parent (i) audited balance sheets of the Business as of December 31, 2004 and 2003, respectively, and audited statements of operations and cash flows for the twelve-month periods ended December 31, 2004 and 2003, respectively, and (ii) an unaudited balance sheet of the Business as of July 3, 2005 and the related unaudited statement of operations and cash flows of the Business for the six (6) months ended July 3, 2005, and (iii) an unaudited balance sheet of the Business as of July 3, 2005 (the “Reference Balance Sheet Date”) as adjusted for Excluded Assets (other than the accounts receivable relating to the operation of the Business in China) and Excluded Liabilities (other than the accounts payable relating to the operation of the Business in China) (the “Reference Balance Sheet”) ((ii) and (iii) collectively, the “Interim Financial Statements”). The Reference Balance Sheet was prepared from the books and records of the Sellers and in accordance with GAAP (except as otherwise stated therein and except for the omission of footnotes) on a basis consistent with the audited balance sheets referenced in the preceding clause (i). The statements of operations and cash flows included in such financial statements and the notes thereto present fairly, in all material respects, the results of operations and cash flows, as applicable, of the Business for the periods covered, the balance sheets included in such financial statements and the notes thereto present fairly, in all material respects, the financial condition of the Business for the periods then ended, and all of such financial statements were prepared from the books and records of the Sellers and in accordance with GAAP (except as otherwise stated therein or in the case of the unaudited financial statements for the omission of footnotes). The Reference Balance Sheet is attached hereto as Schedule 3.06(a).

(b) There are in the aggregate no material liabilities of the Business of any kind whatsoever (whether absolute, accrued, contingent or otherwise, and whether due or to become due) other than liabilities and obligations (i) reflected on, or reserved for in, the Reference Balance Sheet, (ii) arising after the Reference Balance Sheet Date in the ordinary course of business and consistent with past practices and which either (A) are included in the calculation of Closing Net Asset Value or (B) are Excluded Liabilities that could not reasonably be expected to have a Material Adverse Effect or (iii) that constitute Excluded Liabilities.

(c) Set forth on Schedule 3.06(c) hereto is a statement of reconciliation (the “Reconciliation Statement”) accurately reflecting the Excluded Assets and Excluded Liabilities excluded from the Reference Balance Sheet.

Section 3.07 Absence of Certain Changes. Since the Reference Balance Sheet Date, except as set forth on Schedule 3.07, (a) the Sellers and the Sold Companies have conducted the Business in all material respects in the ordinary course consistent with past practice and (b) there has been no change, event, circumstance or development relating to the Business or any of the Sold Companies which has had or could reasonably be expected to have a Material Adverse Effect.

Section 3.08 Properties. The Sellers and Sold Companies, as applicable, have good and marketable title to, or in the case of leased personal property have valid leasehold interests in, all personal property (whether tangible or intangible), including Equipment, Inventory and Receivables, used in the Business and reflected on the Reference Balance Sheet or acquired after the Reference Balance Sheet Date (the “Personal Property”), except for properties and assets sold since the Reference Balance Sheet Date in the ordinary course of business consistent with past practices and, since the date of this Agreement, permitted pursuant to the terms hereof. None of such Personal Property is subject to any Liens, other than Permitted Liens. As used herein, “Permitted Liens” means: (i) Liens for Taxes that are not yet due; (ii) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ liens and other similar liens arising in the ordinary course of business; (iii) Liens arising out of pledges or deposits under workers’ compensation laws, unemployment insurance, old age pensions, or other social security or retirement benefits, or similar legislation; (iv) Liens securing the performance of bids, tenders, contracts (other than for the repayment of borrowed money), statutory obligations and surety bonds; (v) Liens in the nature of zoning restrictions, easements and rights or restrictions of record on the use of real property which do not materially detract from its value or impair its use; (vi) Liens arising by contract or by operation of law in favor of the owner or sublessor of leased premises and confined to the property rented; (vii) to the extent set forth on Schedule 3.08, Liens arising from any litigation or proceeding which is being contested in good faith by appropriate proceedings, provided, however, that no execution or levy has been made; and (viii) Liens disclosed on the Reference Balance Sheet.

Section 3.09 Title to Purchased Assets. Upon consummation of the transactions contemplated hereby, the applicable Buyers will have acquired good and marketable title in and to each Purchased Asset, or a valid license or leasehold interest in each Purchased Asset that is licensed or leased by Sellers, and the Sold Shares free and clear of all Liens (except for Permitted Liens and those created by or on behalf of the Buyers) and, in the case of the Purchased Intellectual Property, subject to the agreements set forth on Schedule 3.14(b)(i), (ii) and (iii).

Section 3.10 Litigation. Except as set forth on Schedule 3.10, there is (a) no outstanding Order against any Seller or Sold Company relating to the Business or any of the Purchased Assets or the Assumed Liabilities, (b) no suit, action, claim, dispute or legal, governmental, administrative, arbitration or regulatory proceeding (“Proceeding”) pending or, to Sellers’ knowledge, threatened (including any Asbestos Claims) against any Seller or a Sold Company relating to the Business or any of the Purchased Assets or the Assumed Liabilities and (c) no investigation by any Governmental Authority pending or, to Sellers’ knowledge, threatened against the Sellers or a Sold Company relating to the Business or any of the Purchased Assets or the Assumed Liabilities, that (in each case under (a), (b) or (c)) would reasonably be expected to have a Material Adverse Effect.

Section 3.11 Contracts.

(a) Schedule 3.11(a) sets forth, in its subsections corresponding to the clauses below, a complete list as of the date of this Agreement of each Acquired Contract to which a Sold Company is party or by which it is bound, and each Acquired Contract relating to the Business or the Purchased Assets to which any of the Sellers is a party to or by which any of them or any of the Purchased Assets is bound, that is (collectively, the “Material Contracts”):

(i) a Contract with respect to which any Seller or Sold Company has any stated liability or obligation, contingent or otherwise, involving more than $500,000, other than contracts (such as purchase orders) entered into in the ordinary course of business;

(ii) a Contract of Indebtedness in excess of $100,000 (other than pursuant to clause (vi) of the definition of Indebtedness, for which the threshold shall be $500,000), or to the guaranty of any Indebtedness which guaranty shall have a maximum liability in excess of $100,000;

(iii) a Contract under which the amount payable by any Seller or any of the Sold Companies is dependent on the revenue, income or similar measure of any Seller or any of the Sold Companies or any other Person (excluding contracts entered into in the ordinary course of business) and pursuant to which in the twelve month period ended December 31, 2004 any Seller or Sold Company was obligated to make payments in excess of $500,000;

(iv) a Contract with the ten (10) largest customers, by revenue, of the Business for the twelve (12) month period ending December 31, 2004;

(v) a Contract with the ten (10) largest suppliers, by billings, of the Business for the twelve (12) month period ending December 31, 2004;

(vi) a Contract containing (A) a covenant of a Seller (with respect to the Business) or any Sold Company not to compete (other than pursuant to any radius restriction contained in any lease, reciprocal easement or development, construction, operating or similar agreement) or (B) any other covenant of any Seller or Sold Company directly restricting (x) the development, manufacture, marketing or distribution of any products and services of the Business or (y) the use of any Purchased Asset;

(vii) a Contract with (A) any shareholder of any Sold Company, of a Seller or of an Affiliate of a Seller or (B) any current or former officer, director or employee of any Sold Company, of a Seller or of an Affiliate of a Seller (other than any employment-related contract, collective bargaining agreement or benefit arrangement);

(viii) a lease, sublease or similar contract with any Person under which any Sold Company or Seller is a lessor or sublessor of, or makes available for use to any Person any portion of the Real Property;

(ix) a Contract under which a Sold Company or a Seller has made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than a Sold Company or a Seller or Affiliate thereof) other than extensions of trade credit in the ordinary course of business and advances made in the ordinary course of business to employees of the Business for travel expenses, but only insofar as such Contract relates to the Business or the Purchased Assets;

(x) any confidentiality agreement relating to the Business entered into outside the ordinary course of business other than any relating to a potential sale of the Business;

(xi) a Contract of any Seller or Sold Company (A) for the sale of any Purchased Asset (other than inventory sales in the ordinary course of business), or (B) for the grant of any preferential rights to purchase any Purchased Asset (other than inventory in the ordinary course of business); or

(xii) a Contract providing for the services of any dealer, distributor, sales representative, franchisee or similar representative exclusively relating to the Business.

(b) Seller Parent has made available to Buyer Parent true and correct copies of all Material Contracts that constitute Acquired Contracts. Each Material Contract is valid and in full force and effect and is a valid and binding agreement of the applicable Sold Company or the applicable Seller and, to Sellers’ knowledge, each of the other parties thereto, enforceable against such Sold Company or Seller and, to Sellers’ knowledge, the other parties thereto in accordance with its terms, subject to applicable bankruptcy, insolvency and other laws affecting the rights and remedies of creditors and to general equitable principles. Each Seller and Sold Company has performed all material obligations required to be performed by them under the Material Contracts, and to the knowledge of the Sellers each other party to a Material Contract has performed all material obligations required to be performed by it thereunder. The Seller or the applicable Sold Company is not in material default under any Material Contract, and to the knowledge of the Sellers, no third party is in material default under any material provision of any Material Contract.

(c) Seller Parent has delivered to Buyer Parent a true and complete list of the backlog of customer orders to the Business as of July 3, 2005. As of the date hereof and to the Sellers’ actual knowledge without inquiry, Sellers have not prior to the date hereof received actual notice from customers pursuant to a Material Contract of any significant and substantial decrease in orders that such customers expect to place with Sellers.

Section 3.12 Warranty Claims. Since January 1, 2004 there have not been any material claims against a Seller or any Sold Company alleging any defects in such Seller’s or Sold Company’s services or products provided or manufactured by the Business, alleging any failure of the products of a Seller or a Sold Company produced by the Business to meet specifications or for product liability arising out of products manufactured on or prior to the Closing, and for which claims there is not a corresponding reserve on the Reference Balance Sheet. The Reference Balance Sheet contains appropriate reserves, determined in accordance with GAAP, for claims against a Seller or any Sold Company alleging any defects in such Seller’s or Sold Company’s services or products provided or manufactured by the Business, alleging any failure of the products of a Seller or a Sold Company produced by the Business to meet specifications therefore or for product liability arising out of products manufactured on or prior to the Closing. There has been no recall ordered by any Governmental Authority or, to the knowledge of the Sellers, threatened recall or investigation by any Governmental Authority of any product manufactured, shipped or sold by the Business. Attached as Schedule 3.12 is a copy of the standard terms and conditions of sale that are used by Sellers in the Business, provided that no representation or warranty is made as to the frequency of use of such standard terms and conditions.

Section 3.13 Compliance with Law; Governmental Authorizations.

(a) To the knowledge of Sellers, except as set forth on Schedule 3.13(a), none of the Sold Companies or the Asset Sellers in respect of the Purchased Assets is in violation of, and the Business has not been conducted in violation of, and none of them have been threatened to be charged with or given notice of violation of, any Order or Law applicable to them or any of their respective properties, except in each case for such violations that would not reasonably be expected to have a Material Adverse Effect.

(b) Seller and the Sold Companies have obtained such Permits (including the Environmental Authorizations specified on Schedule 3.17(e)) as are required in order to conduct the Business in compliance with applicable Laws in all material respects. Except as set forth on Schedule 3.13(b), there are no Permits (other than Environmental Authorizations) required by Buyers to conduct the Business as currently conducted by Sellers and the Sold Companies, the failure of which to obtain would or would reasonably be expected to have a Material Adverse Effect.

Section 3.14 Intellectual Property. (a)

(i) All of the Patents that are part of the Purchased Intellectual Property are listed on Schedule 3.14(a)(i), including, for each such Patent, the title, patent or serial number, country, and the filing or issue date.

(ii) All of the trademarks that are part of the Purchased Intellectual Property are listed on Schedule 3.14(a)(ii), including, for each such trademark, the registration or serial number, country, filing or registration date, mark and class.

(iii) All of the registered copyrights and applications for registration thereof that are part of the Purchased Intellectual Property are listed on Schedule 3.14(a)(iii), including, for each such registered copyright and application for registration thereof, the registration or serial number, country, filing or registration date, and if a registered, the renewal and expiration date.

(iv) To the knowledge of the Sellers, there is no threatened loss or expiration of any Purchased Intellectual Property that would or would reasonably be expected to have a Material Adverse Effect.

(b) Schedule 3.14(b)(i) contains a complete and accurate list of all material licenses and other rights granted by a Seller or any Sold Company to any third party with respect to any Purchased Intellectual Property (excluding licenses under applicable patents to use a product that are implied by law when there is a sale of such product in commerce). Schedule 3.14(b)(ii) contains a complete and accurate list of all material licenses and other rights granted by any third party to a Seller or any Sold Company with respect to any Licensed Intellectual Property where the ongoing annual maintenance payment of Seller exceeds $20,000 (excluding “off-the-shelf” programs or products or other software readily commercially available at the date of this Agreement and licensed in the ordinary course of business). Schedule 3.14(b)(iii) sets forth all Acquired Contracts pursuant to which any third party is granted a license by a Seller, or in the event of a default of a Seller under such Acquired Contract would automatically be granted a license by a Seller of (i) any Purchased Intellectual Property, or (ii) any Licensed Intellectual Property exclusively licensed to Sellers and relating to the Business, in the case of (i) and (ii), to manufacture a material product offered currently or that is currently under development for sale in the future by Sellers as part of the Business. Schedule 3.14(b)(iv) sets forth a complete and accurate description of the non-recurring engineering work purchased prior to the date hereof by Seller Parent and customers of the Business from the Business pursuant to manufacturing and supply agreements or purchase orders. None of the materials set forth on Schedule 3.14(b)(iv) constitute Purchased Intellectual Property.

(c) To the knowledge of Sellers, Sellers and the Sold Companies own or possess sufficient legal rights to all material Business Intellectual Property necessary for the conduct of the Business as it is conducted as of the date of this Agreement. Except as set forth on Schedule 3.14(c): (i) to the knowledge of the Sellers, neither the methods used to conduct the Business in the preceding two (2) years nor the manufacturing, use or sale and importation of any product or service currently manufactured, sold or used by the Business in the countries where the Sellers currently conduct such activities, infringes or misappropriates any Intellectual Property or rights therein of any third party; (ii) neither Sellers nor any Sold Company has received written notification in the preceding two (2) years from a third party that either a Seller’s or a Sold Company’s use of the Business Intellectual Property is infringing or misappropriating any Person’s Intellectual Property or rights therein or challenging the ownership, use, validity or enforceability of any of the Purchased Intellectual Property, and (iii) neither Sellers nor any Sold Company has made a written claim or assertion in the preceding two (2) years delivered to a third party that such Person infringes on any Purchased Intellectual Property.

Section 3.15 Employees.

(a) Except as set forth on Schedule 3.15(a), the Business Employees and Other Personnel are not a party to a collective bargaining agreement with any trade union, and none of the Business Employees or Other Personnel are members of a trade union certified as a bargaining agent with a Seller or Sold Company. There is no labor strike, dispute, slowdown or stoppage actually pending or, to Sellers’ knowledge, threatened, and no such strike, dispute, slowdown or stoppage has occurred during the preceding three years. Each Seller, Sold Company and Affiliate thereof is in compliance in all material respects with all applicable Laws respecting employment and employment practices in respect of the Business (including, but not limited to, laws prohibiting discrimination in employment and laws regulating terms and conditions of employment, wages and hours and occupational safety and health), and is not engaged in any unfair labor practice within the meaning of Section 8 of the National Labor Relations Act in respect of the Business.

(b) Each of the Sellers (with respect to the Business) and each of the Sold Companies is in compliance in all material respects with the Occupational Safety and Health Act of 1970, to the extent applicable to such Person or operations. Except as set forth on Schedule 3.15(b), Sellers and each of the Sold Companies have no pending or, to their knowledge, threatened, citations from the Occupational Safety and Health Administration pertaining to the Business.

Section 3.16 Finder’s Fees. Except for financial advisory fees owed to Goldman Sachs & Co., for which Seller Parent is responsible, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of a Seller or the Sold Companies who might be entitled to any fee or commission from Buyer or any of their Affiliates in respect of this Agreement or the transactions contemplated by this Agreement.

Section 3.17 Environmental Matters.

(a) To the knowledge of Sellers, except as set forth on Schedule 3.17(a), each of the Sellers and the Sold Companies is and has at all times been in compliance in all material respects with all Environmental Laws in respect of the Business.

(b) Except as set forth in Schedule 3.17(b), in the three year period prior to the date hereof (or prior to such three year period to the extent such remains an ongoing matter or proceeding as of the date hereof), with respect to the Business (i) no written notice, notification, demand, request for information, citation, summons or order has been issued by any Governmental Authority, or received by Sellers and not fully resolved, (ii) no complaint has been served on the Sellers or not been fully resolved, (iii) no penalty has been assessed by a Governmental Authority or was pending and had not been satisfied, (iv) no investigation or review is pending or, to Sellers’ knowledge, threatened, by any Governmental Authority relating to any (A) alleged violation of any Environmental Law with respect to the Business, or (B) the use, generation, treatment, storage, handling, recycling, transportation or disposal of any Hazardous Material by any Seller or any Sold Company with respect to the Business.

(c) To the knowledge of Sellers, no Hazardous Material has been Released at any Real Property used in connection with the Business during Sellers’ occupancy thereof in a quantity established by any Environmental Law as requiring notification to any Governmental Authority, assessment, response action or remediation. To the actual knowledge of Sellers without inquiry, no Hazardous Material has been Released at any Real Property previously owned or occupied by a Sold Company during such Sold Company’s occupancy thereof in a quantity established by any Environmental Law as requiring notification to any Governmental Authority, assessment, response action or remediation.

(d) Without any representation or warranty as to the completeness or accuracy thereof, Seller Parent has provided to Buyer Parent copies of all environmental audits, investigations, studies, sampling results, reviews or other analyses in its possession relating to the Real Property.

(e) Set forth on Schedule 3.17(e) are all material licenses, permits or other governmental authorizations currently held by Sellers under Environmental Laws for the operation of the Business (the “Environmental Authorizations”). Sellers and the Sold Companies are in compliance in all material respects with the terms and condition of all Environmental Authorizations and all such Environmental Authorizations are in full force and effect.

(f) Except as set forth on Schedule 3.17(f), the Owned Real Property and, to the knowledge of Sellers, the Leased Real Property, does not contain any underground storage tanks, asbestos or equipment using PCBs.

(g) Notwithstanding any other provisions of this Agreement to the contrary, any and all representations and warranties made by Sellers contained in this Article III with respect to Environmental Laws, Environmental Liabilities and Environmental Authorizations shall be limited exclusively to those stated in this Section 3.17 and Section 3.13(b).

Section 3.18 Tax Matters. Except as set forth in Schedule 3.18:

(a) All Tax Returns required to be filed on or before the Closing Date by or on behalf of the Sold Companies or in connection with the Business or the Purchased Assets have been, or will be by the Closing Date, duly and timely filed; such Tax Returns are, or will be, correct and complete in all material respects; and all Taxes due and payable on or prior to the Closing Date in respect of the Business, the Purchased Assets or the Sold Companies have been, or will be by the Closing Date, fully, duly and timely paid. Any charges, accruals or reserves (if any) for Taxes payable by the Sold Companies accrued as of the Closing Date but not yet due and payable on or prior to that date will be adequately reflected on the Closing Balance Sheet.

(b) No claim for any unpaid Taxes has become a Lien against the Purchased Assets or any assets or property of the Sold Companies except for Permitted Liens.

(c) There is no examination, audit, action, proceeding, investigation, dispute, assessment or claim pending, proposed, asserted or threatened regarding Taxes relating to the Sold Companies or in connection with the Business or the Purchased Assets.

(d) There are no agreements or consents currently in effect for the extension or waiver of the time (i) to file any Tax Return of the Sold Companies or (ii) for assessment or collection of any Taxes of the Sold Companies. All Taxes that the Sold Companies, or, with respect to the Purchased Assets or the Business, the Asset Sellers, are required by law to withhold or collect have been duly withheld or collected and have been timely paid over to the appropriate Tax Authority to the extent due and payable. No material issue relating to Taxes of the Sold Companies has been raised in writing by any Tax Authority in any audit or examination that could result in a proposed adjustment or assessment by a Tax Authority in a Pre-Closing Tax Period and, to the Sellers’ knowledge, no Tax Authority intends to assess any material additional Taxes for any Tax period for which Tax Returns have been filed. None of the Sold Companies is a party to or bound by any Tax allocation or sharing agreement. No claim for liability has been asserted against the Sold Companies as a transferee or successor, by contract or otherwise. None of the Sold Companies has ever been a member of an affiliated, consolidated, combined or unitary Tax group of any kind, except for the Federal consolidated group of which Seller Parent is the common parent. None of the Sold Companies, or, with respect to the Purchased Assets or the Business, the Asset Sellers, has submitted a request for a ruling or other determination from a Tax Authority within three years prior to the date of this Agreement. None of the Sold Companies, or, with respect to the Purchased Assets or the Business, the Asset Sellers, has participated in any “tax shelter” within the meaning of Tax Code Section 6662(d)(2)(C)(iii), or any tax shelter which is subject to registration pursuant to Tax Code Section 6111. None of the Sold Companies constitutes a “dual resident corporation” as defined in Treasury Regulation Section 1.1503-2(c)(2). Teradyne Ireland Ltd. will have in effect, as of a date prior to the Closing Date, a valid election under Treasury Regulation section 301.7701-3 to be disregarded as an entity separate from its sole shareholder, Teradyne (Sweden) AB.

(e) None of the Sold Companies has filed a consent under Section 341(f) of the Tax Code concerning collapsible corporations. No claim for liability has been asserted against any of the Sold Companies for Taxes pursuant to Treasury Regulation Section 1.1502-6(a) (or any similar provision of any Law), as a transferee or successor, by contract or otherwise. None of the Sold Companies has distributed stock or has had its stock distributed in a transaction intended to qualify for tax-free treatment under Section 355 of the Tax Code in the two years prior to the date of this Agreement. The Seller Parent is not a “foreign person” within the meaning of Section 1445(f) of the Tax Code. None of the Sold Companies has agreed to, or is required to include in income, any adjustment pursuant to Section 481(a) of the Tax Code (or similar provisions of other Law) by reason of a voluntary change in accounting method (nor, to the Sellers’ knowledge, has any Tax Authority proposed in writing or intends to propose any such adjustment or change of accounting method). None of the Sold Companies has disposed of any property in a transaction being accounted for under the installment method pursuant to Section 453 of the Tax Code. None of the Sold Companies has agreed, or is required, to include in income any adjustment pursuant to Section 482 of the Tax Code (or similar provisions of other Law) (nor, to the Sellers’ knowledge, has any Tax Authority proposed in writing any such adjustments).

(f) Schedule 3.18(f) lists all federal, state, local and foreign income Tax Returns filed with respect to any of the Sold Companies for Tax periods ended on or after December 31, 2001 that have been audited and those Tax Returns that currently are the subject of an audit.

Section 3.19 Employee Benefits.

(a) The following terms, as used herein, have the following meanings:

(i) “Benefit Arrangement” means an employment, severance or similar contract, arrangement or policy and each plan or arrangement providing for severance, insurance coverage (including any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, pension or retirement benefits or for deferred compensation, profit-sharing, bonuses, stock options, stock purchase rights, stock appreciation rights or other forms of incentive compensation or post-retirement insurance, compensation or benefits that (i) is not an Employee Plan, (ii) is maintained or contributed to by Seller or any of its ERISA Affiliates and (iii) covers any Business Employee.

(ii) “Employee Plan” means each “employee benefit plan”, as such term is defined in Section 3(3) of ERISA, that (i) is subject to any provision of ERISA, (ii) is maintained or contributed to by Seller or any of its ERISA Affiliates, as the case may be and (iii) covers any Business Employee.

(iii) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

(iv) “ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Tax Code or Section 4001 of ERISA.

(b) For each Employee Plan and each Benefit Arrangement, each of the following is true: (i) the Employee Plan or Benefit Arrangement has been operated and administered in substantial compliance with its terms and with the requirements of applicable Law, including, but not limited to, ERISA and the Tax Code; (ii) if the Employee Plan is an “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA) intended to qualify under the Tax Code, the Employee Plan has received a currently effective favorable determination letter (or has filed for such a letter before the expiration of the applicable remedial amendment period), and nothing has occurred that could reasonably be expected to adversely affect such qualification or to result in material costs under the Internal Revenue Service’s Employee Plans Compliance Resolution System; and (iii) all contributions and premium payments required under the terms of the Employee Plan and applicable Law have been made when due.

(c) Neither Sellers nor any of their Affiliates contribute to, is required to contribute, or has ever been required to contribute, to any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA with respect to any Transferred Employee.

(d) With respect to any pension plan that is subject to Title IV of ERISA and that is sponsored, maintained or contributed to by any of the Sellers or any member of the same controlled group of organizations as any Seller within the meaning of Section 414(b), (c), (m) or (o) of the Tax Code, no event or condition has occurred in connection with which any of the Sold Companies or the Sellers could be subject to any liability, encumbrance or lien that would have a Material Adverse Effect under ERISA, the Tax Code or any other applicable Law or under any agreement or arrangement pursuant to or under which the Sold Companies or the Sellers are required to indemnify any Person against such liability.

Section 3.20 Sufficiency of Assets. Except as set forth on Schedule 3.20, the Sold Companies and the Purchased Assets (including the Purchased Intellectual Property and the rights granted to Buyers to the Licensed Intellectual Property pursuant to the License Agreement and the Intellectual Property Assignment Agreement), together with the assets, services and rights to which Buyers are or will be entitled under this Agreement and the Ancillary Agreements, comprise all of the material assets and rights required in order for Buyers to conduct the Business immediately following the Closing in all material respects as conducted on the date of this Agreement by Sellers and their Affiliates.

Section 3.21 Real Property.

(a) Schedule 3.21(a) lists all Real Property, including the address of owner of record of the Owned Real Property. The Sellers have heretofore delivered to the Buyers accurate copies of each of the following: (i) title reports, title binders and survey documents relating to the Purchased Real Property in the possession of Sellers; and (ii) deeds and any other title-holding or trust agreements, if any, under which any of the Purchased Real Property was conveyed to a Seller or a Sold Company.

(b) Except as set forth on Schedule 3.21(b):

(i) To the knowledge of Sellers, there is no pending or threatened or contemplated appropriation, condemnation or like proceeding affecting the Owned Real Property or any part thereof or of any sale or other disposition of the Owned Real Property or any part thereof in lieu of condemnation.

(ii) There is no pending proceeding instituted by the Sellers to rezone any material parcel of the Owned Real Property. No Seller or Sold Company has received written notice that it is in violation of any applicable zoning law or regulation related to or affecting the Owned Real Property.

(iii) All buildings, structures and other improvements on the Purchased Real Property, including but not limited to driveways, garages, landscaped areas and sewer systems, are located completely within the boundary lines of the Purchased Real Property and do not encroach upon or under the property of any other Person or entity. No buildings, structures or improvements constructed on the property of any other Person encroach upon or under the Purchased Real Property.

(iv) To the knowledge of the Sellers, the use of the Owned Real Property, or any portion thereof and the improvements erected thereon, does not materially violate or conflict with the material terms and provisions of any express covenants, restrictions or contractual obligations relating thereto.

(v) Each of the Principal Leases is valid and in full force and effect and is a valid and binding agreement of the applicable Sold Company or the applicable Seller and, to Sellers’ knowledge, each of the other parties thereto, enforceable against such Sold Company or Seller and, to Sellers’ knowledge, the other parties thereto in accordance with its terms, subject to applicable bankruptcy, insolvency and other laws affecting the rights and remedies of creditors and to general equitable principles. Each

Seller and Sold Company has performed all material obligations required to be performed by them under the Principal Leases, and to the knowledge of the Sellers each other party to a Principal Lease has performed all material obligations required to be performed by it thereunder. The Seller or the applicable Sold Company is not in material default under any Principal Lease, and to the knowledge of the Sellers, no third party is in material default under any material provision of any Principal Lease. No consent of the lessors under the Principal Leases is required in connection with the assumption of the Principal Leases, whether directly pursuant to an assignment of such lease from a Seller to a Buyer or indirectly through the purchase of the shares of the Sold Companies from the Sellers or for the Shanghai Sublease.

(vi) The Owned Real Property is not subject to any lease or tenancy right of any third party.

(c) A Seller or Sold Company (x) owns and has good and marketable title in, and fee simple ownership of, the Purchased Real Property and all the buildings, structures and other improvements located thereon and fixtures attached thereto and (y) has good and valid leasehold interests in all Leased Real Property, in each case, free and clear of all Liens, except Permitted Liens.

Section 3.22 Equipment; Inventory.

(a) The items of material Equipment included in the Purchased Assets are in operating condition and good repair, ordinary wear and tear excepted, and are suitable for their current use in the conduct of the Business.

(b) Each item of Inventory constituting Purchased Assets, whether reflected on the Reference Balance Sheet or subsequently procured or produced, (i) is good, usable and, as to finished goods, marketable condition (as of the Closing Date) (subject, in the case of raw materials and work-in-process, to the completion of the production process), all on a basis consistent with past experience of the Business and (ii) is properly stated on the Reference Balance Sheet (to the extent existing on the Reference Balance Sheet Date) and on the books and records of the Business at the lesser of cost and fair market value, with adequate obsolescence and defective product reserves, all as determined in accordance with GAAP.

Section 3.23 Receivables. All the Receivables constituting Purchased Assets (a) have arisen from bona fide transactions in the ordinary course of business, (b) are adequately reserved and properly stated on the books and records of the Business in accordance with GAAP and (c) have payment terms consistent with the historical practice of the Business. As of the Closing Date there will be no outstanding intercompany payables or intercompany receivables other than trade receivables and trade payables incurred in the ordinary course of business and reflected on the Closing Balance Sheet. None of the Receivables that constitute Purchased Assets are factored or subject to any specific written contractual agreement regarding setoff or counterclaim.

Section 3.24 Investments. Neither Seller Parent nor any of its Affiliates (including the Sold Companies) on the date of this Agreement owns any Investment, other than the shares of the Sold Companies, that is primarily used or held primarily for use in the operation of the Business.

Section 3.25 Absence of Questionable Payments. To the knowledge of Sellers, with respect to the Business, no Seller or Sold Company, nor any director, officer, agent, employee or other Person acting on behalf of any of them, has violated Section 30A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). To the knowledge of Sellers, with respect to the Business, no Seller or Sold Company, nor any director, officer, agent, employee or other Person acting on behalf of any of them, has accepted or received any unlawful contributions, payments, gifts or expenditures.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE BUYERS

The Buyers hereby jointly and severally represent and warrant to Sellers that:

Section 4.01 Organization. Each Buyer is a corporation or other business entity that is or will be duly incorporated or organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization.

Section 4.02 Corporate Authorization. The execution, delivery and performance by each Buyer of this Agreement and the Ancillary Agreements to which it is party, and the consummation by such Buyer of the transactions contemplated hereby and thereby, are within the corporate powers of such Buyer and have been duly authorized by all necessary corporate action on the part of such Buyer. This Agreement constitutes, and, when executed at the Closing, each Ancillary Agreement to which it is a party, will constitute, a valid and binding agreement of such Buyer, enforceable against such Buyer in accordance with its terms.

Section 4.03 Governmental Authorization. The execution, delivery and performance by each Buyer of this Agreement and each of the Ancillary Agreements to which such Buyer is a party require no action by or in respect of, or filing with, any Governmental Authority other than applicable filings and approvals under the HSR Act and those specified on Schedule 9.01(a).

Section 4.04 Non-Contravention. The execution, delivery and performance by Buyers of this Agreement and the Ancillary Agreements do not and will not (a) contravene or conflict with the corporate charter or bylaws or other organizational documents of any Buyer or (b) contravene or conflict with or constitute a violation of any provision of any Law, regulation, judgment, injunction, Order or decree binding upon any Buyer, in each case except as would not, individually or in the aggregate, be reasonably likely to materially impede or delay the ability of any Buyer to consummate the transactions contemplated by this Agreement.

Section 4.05 Finder’s Fees. Except for financial advisory fees owed to Citigroup Global Markets, Inc. for which Buyer Parent is responsible, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of a Buyer who might be entitled to any fee or commission in respect of this Agreement or the transactions contemplated by this Agreement.

Section 4.06 Litigation. There is no Proceeding pending against, or to the knowledge of Buyers threatened against or affecting, a Buyer before any Governmental Authority which in any matter challenges or seeks to prevent, enjoin, materially alter or materially delay the transactions contemplated hereby.

Section 4.07 Financial Ability. The Buyer Parent has the financial capability to consummate the transactions contemplated by this Agreement, and the Buyer Parent understands that under the terms of this Agreement, each of the Buyer’s obligations hereunder are not in any way contingent on or otherwise subject to (a) such Buyer’s consummation of any financing arrangements or such Buyer’s obtaining any financing or (b) the availability of any financing to such Buyer.

Section 4.08 No Other Representations or Warranties. Buyers acknowledge that no Seller or Affiliate of a Seller or any of their respective directors, officers, managers, members, employees, consultants, agents or advisors makes or has made any representation or warranty to any Buyer, its Affiliates or its financing sources, except for the representations and warranties made by Sellers expressly set forth in this Agreement. In particular, and without limiting the generality of the foregoing, Buyers acknowledge that no Seller or Affiliate of a Seller has made, or shall be deemed to have made, any representations or warranties with respect to the information (including any financial projections) contained in the Teradyne Connection Systems Confidential Information Memorandum dated May 2005.

ARTICLE V

COVENANTS OF SELLERS

Section 5.01 Conduct of Business Prior to the Closing. Without the written consent of Buyer Parent or as otherwise specifically contemplated by this Agreement or as disclosed on Schedule 5.01, during the Pre-Closing Period, the Sellers shall in respect of the Business, and shall cause the Sold Companies to, (i) conduct the Business only in the ordinary course consistent with past practice and (ii) use commercially reasonable efforts to maintain and preserve intact the Business and to maintain satisfactory relationships with suppliers, customers, distributors, Key Employees and other Persons having material business relationships with the Business. Without limiting the foregoing, except as specifically contemplated by this Agreement and except as set forth on Schedule 5.01, during the Pre-Closing Period, the Sellers shall not, and shall cause the Sold Companies not to, do any of the following without the prior written consent of Buyer Parent, such consent not to be unreasonably withheld, conditioned or delayed with respect to (c), (d) and (f):

(a) purchase, sell or grant any option, subscription, warrant, call, commitment or agreement of any character with respect to the capital stock or other equity interests of the Sold Companies, or declare or pay any dividend or make any other payment or distribution in respect of the capital stock or other equity interests of the Sold Companies, or directly or indirectly redeem, purchase or otherwise acquire any of the capital stock or other equity interests of the Sold Companies, other than cash dividends or distributions to, or redemptions or repurchases of capital stock or equity interests held by, Seller Parent or any of its Affiliates;

(b) with respect to any Seller, declare or pay any non-cash dividend of Purchased Assets or make any other non-cash payment or distribution of Purchased Assets in respect of its capital stock or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire any of its capital stock or other equity interests in exchange for Purchased Assets;

(c) sell or dispose of any assets used exclusively in the Business outside of the ordinary course of business having an aggregate value exceeding $500,000;

(d) acquire any assets used exclusively in the Business outside of the ordinary course of business having an aggregate value exceeding $500,000, excluding capital expenditures;

(e) with respect to the Sold Companies only, merge or consolidate with any Person;

(f) in addition to those commitments to make capital expenditures that exist as of the date hereof in accordance with the capital expenditure budget of the Business previously furnished by Seller Parent to Buyer Parent, make any capital expenditures or expenditures in respect of capital additions exclusively in respect of the Business in excess of $200,000 in the aggregate;

(g) with respect to the Sold Companies only, incur any Indebtedness other than intercompany loans from any of the Sellers or their Affiliates in the ordinary course of business consistent with past practice that will not be outstanding as of the Closing, or incur with respect to the Business any long-term indebtedness for borrowed money;

(h) increase the cash compensation of any Business Employee in any material respect other than (A) in the ordinary course of business consistent with past practice, or (B) as required by any agreement or employee benefit plan in effect as of the date hereof or (C) as required by Law or Order;

(i) make any material change in the accounting methods or practices followed by the Sellers in respect of the Business (other than such changes that have been required by Law or GAAP);

(j) with respect to the Business, settle or agree to settle any litigation, action or proceeding except (1) those disclosed on Schedule 3.10 marked with an asterisk, and (2) any settlement, waiver or surrender that would not materially impair the use of the Purchased Assets as a whole or the operation or conduct of the Business or result in a liability to Buyer in excess of $500,000;

(k) with respect to those matters disclosed on Schedule 5.01(k), take any action, including settling or agreeing to settle, without the prior written consent of Buyer Parent, such consent not to be unreasonably withheld, conditioned or delayed;

(l) to the extent it may affect the Purchased Assets or any Sold Company, make any material election or change concerning Taxes or Tax Returns, change any annual accounting period, adopt or change any accounting method with respect to material Taxes, file any amended material Tax Return, enter into any closing agreement with respect to material Taxes, settle any material Tax claim or assessment, surrender any right to claim a refund of material Taxes or obtain or enter into any material Tax ruling, agreement, contract, understanding, arrangement;

(m) other than in the ordinary course of business consistent with past practice, terminate or make any material amendment to a Material Contract;

(n) enter into any license, option or other material agreement relating or pertaining to material Business Intellectual Property;

(o) enter into any Contract that would be a Material Contract, except (A) renewals of Material Contracts on substantially similar or better terms and conditions, (B) any Material Contract relating exclusively to Excluded Assets or Excluded Liabilities, (C) as required by any agreement or benefit plan in effect as of the date hereof, (D) as required by any Law or Order or (E) in the ordinary course of business consistent with past practice.

(p) other than in the ordinary course of business consistent with past practice, enter into any Contract that would be an Acquired Contract providing for indemnification of any Person;

(q) waive any claims or rights of the Business with a value in excess of $500,000 that are or would otherwise be Purchased Assets;

(r) terminate the employment of any Key Employees (other than for cause as defined in such Key Employee’s employment agreement or, if no employment agreement exists, as determined in the Sellers’ reasonable business judgment);

(s) enter into or amend any employment agreement with respect to any Business Employee, except (A) as required by agreements in effect as of the date hereof, (B) as required by Law or Order or (C) in the ordinary course of business consistent with past practice;

(t) adopt or amend any benefit plan with or for the benefit of Business Employees, except (A) as required by agreements in effect as of the date hereof, (B) as required by Law or Order, (C) in the ordinary course of business consistent with past practice; or

(u) agree or commit to do any of the foregoing.

Without the prior written consent of Buyer Parent, neither a Seller nor any Sold Company shall (i) take or agree or commit to take any action that would make any representation and warranty made by Sellers under this Agreement on the date of its execution and delivery inaccurate in any respect at, or as of any time prior to, the Closing Date, or (ii) omit or agree or commit to omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time.

Section 5.02 Notices of Certain Events; Continuing Disclosure.

(a) During the Pre-Closing Period, Sellers shall:

(i) promptly notify Buyer Parent of any written communication from any Person alleging that the consent of such Person is or may be required in connection with the execution, delivery or performance of this Agreement or any Ancillary Agreement or the consummation of the transactions contemplated hereby and thereby;

(ii) promptly notify Buyer Parent of any written communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(iii) promptly notify Buyer Parent of any actions, suits, claims, investigations or proceedings commenced or, to Sellers’ knowledge threatened in writing, against or relating to or involving or otherwise affecting the Business or that relate to the consummation of the transactions contemplated by this Agreement, which, had such actions, suits, claims, investigations or proceedings commenced or been threatened prior to the date hereof, would have been required to be disclosed on Schedule 3.10, or any material developments relating to any actions, suits, claims, investigations or proceedings disclosed pursuant to Section 3.10;

(iv) upon any damage, destruction or loss to, or condemnation of, any Purchased Asset with a value (together with all other Purchased Assets damaged, destroyed, suffering a loss or condemned in the same or any related occurrence) in excess of $500,000, (A) promptly notify Buyer Parent and (B) consult with Buyer Parent as to the application of any and all insurance proceeds with respect thereto to repair, replace or restore such Purchased Asset; and

(v) promptly notify Buyer Parent in writing prior to the Sellers or the Sold Companies either:

(A) terminating or making any material amendment to a Material Contract;

(B) renewing a Material Contract;

(C) entering into a Material Contract either (I) as required by any agreement or benefit plan in effect as of the date hereof, (II) as required by any Law or Order, or (III) in the ordinary course of business consistent with past practice;

(D) terminating the employment of any Key Employee;

(E) entering into or amending any employment agreement with respect to any Key Employee;

(F) adopting or amending any Benefit Plan with or for the benefit of Business Employees; or

(G) agreeing or committing to do any of the foregoing;

(b) Until the Closing Date, Sellers shall have the continuing obligation promptly to advise Buyers with respect to any matter hereafter arising or discovered that, if existing or known at the date of this Agreement, would have been required to be set forth or described in a Schedule to this Agreement or in the Disclosure Letter, or that constitutes a breach or prospective breach of this Agreement by Seller.

Section 5.03 No Negotiation with Third Parties. From the date hereof until the earlier of the Closing Date or the date on which this Agreement is terminated, none of the Sellers or any of their Affiliates, stockholders, directors, employees, agents or representatives shall, directly or indirectly, encourage, solicit or engage in any discussions or negotiations with, or provide any information to, any Person concerning the possible acquisition by such third party of all or any part of the Business or the Purchased Assets other than as contemplated or permitted by this Agreement.

Section 5.04 Certain Indebtedness. At or prior to the Closing, Seller Parent shall cause all Indebtedness for borrowed money of the Sold Companies to be repaid in full or otherwise satisfied or eliminated without any continuing liability or obligation of the Sold Companies.

Section 5.05 Non-Competition; Non-Solicitation.

(a) Each of the Sellers agrees that from the Closing until the sixth anniversary of the Closing, it will not directly or indirectly engage or invest in any business in competition with the Business as conducted immediately prior to the Closing. Notwithstanding the foregoing, this Section 5.05(a) shall not prohibit the Sellers, directly or through any Affiliate, from (i) conducting any business activities conducted by them as of the date of this Agreement (other than any activities related to the Business); (ii) investing in or holding not more than 5% of the outstanding capital stock or other ownership interests of any Person whose equity securities are listed on a national securities exchange; (iii) hereafter acquiring and then continuing to own and operate any entity which has operations that compete with the Business if (A) such operations account for no more than 5% of Seller Parent’s consolidated revenues at the time of and without giving effect to such acquisition and (B) provided Seller Parent and its Affiliates commence reasonable efforts to divest all of the business of such acquired entity engaged in activities that compete with the Business as soon as practicable, but in no event later than six (6) months after such acquisition; (iv) selling inventory or other assets then owned by any Seller; (v) exercising its rights pursuant to the Supply Agreement and the License Agreement; or (vi) being party to a merger, stock sale, business combination or other similar transaction in which an unaffiliated Person acquires control of Seller Parent or an Affiliate of such Seller.

(b) Each of the Sellers agrees that from the Closing until the third anniversary of the Closing, it will not directly or indirectly solicit or recruit any Transferred Employees or encourage any Transferred Employee to terminate his or her employment with any Buyer (in each case other than through general solicitation of open positions) provided, however, that none of the Sellers nor their Affiliates shall be prohibited from hiring any Transferred Employee who contacts Sellers or their Affiliates in the absence of any solicitation or recruiting by Sellers or their Affiliates prohibited by this Section 5.05(b). Schedule 5.05(b) shall also apply to this subsection (b).

(c) If a final judgment of a court or tribunal of competent jurisdiction determines that any term or provision contained in this Section 5.05 is invalid or unenforceable, then the parties agree that the court or tribunal will have the power (but without affecting the right of Sellers or Buyers to obtain the relief provided for in this Section 5.05 in any jurisdiction other than such court’s or tribunal’s jurisdiction) to reduce the scope, duration or geographic area of the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision. This Section 5.05 is reasonable and necessary to protect and preserve Buyers’ legitimate business interests and the value of the Business, the Purchased Assets and the Sold Shares, and to prevent any unfair advantage conferred on Sellers and their successors. To the extent it may effectively do so under applicable Law, each Seller hereby waives on its own behalf and on behalf of its successors, any provision of law which renders any provision of this Section 5.05 invalid, void or unenforceable in any respect.

Section 5.06 Real Estate Matters.

(a) Within two (2) Business Days subsequent to the Closing Date, Buyers agree to vacate those premises set forth on Schedule 5.06(a) in broom clean condition, provided that this shall not obligate Buyers to remove furniture, trade fixtures and other property not owned by Buyers as of the Closing Date.

(b) No later than December 31, 2005, Buyers shall vacate those premises set forth on Schedule 5.06(b) in broom clean condition, provided that this shall not obligate Buyers to remove furniture, trade fixtures and other property not owned by Buyers as of the Closing Date. Buyers shall bear its proportionate amount of the expenses incurred by Sellers with respect to operation of such facilities during Buyers’ period of occupancy, including utilities, maintenance of the premises and the building, cleaning of the premises, taxes and depreciation in accordance with Schedule 5.06(b).

ARTICLE VI

COVENANTS OF PARTIES

Section 6.01 Access to Information. From the date hereof until the Closing Date, each party to this Agreement will furnish to the other party and such party’s counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the operation of the Business and access to its counsel, financial advisors, auditors and other authorized representatives as such Persons may reasonably request in compliance with applicable Law and in connection with the purchase of the Purchased Assets and the assumption of the Assumed Liabilities by Buyers and the assumption of the operation of the Business by Buyers; provided, however, that neither party shall be obligated to furnish documents or materials subject to attorney-client privilege.

Section 6.02 Commercially Reasonable Efforts; Further Assurances. Subject to the terms and conditions of this Agreement, each of the parties to this Agreement will use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement as promptly as is reasonably possible. Sellers and Buyers each agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement and to vest in Buyers good and marketable title to the Purchased Assets. The Sellers shall use commercially reasonable efforts, at the Sellers’ own expense, to obtain any Consent required under Section 3.04. The Buyers agree to cooperate reasonably with the Sellers in obtaining such Consents. To the extent that the Sellers and the Buyers are unable to obtain any such Consents prior to the Closing (such consents, the “Post-Closing Consents”), each of the Sellers and the Buyers, respectively, shall use commercially reasonable efforts to make or obtain (or cause to be made or obtained) as promptly as practicable all Post-Closing Consents. Buyers and Sellers each agree to use commercially reasonable efforts to assist the other in the collection of accounts receivables that are related to the Business and are outstanding as of the Closing Date. In addition, should the parties not have effected a change in the legal name of the Sold Companies contemporaneous with the Closing, Buyer shall cause the legal name of each Sold Company to be changed as soon as commercially reasonable following the Closing (or the China Transfer or Malaysia Transfer, as applicable) to a legal name not using the word “Teradyne” or “TCS”, except as permitted under the Intellectual Property Assignment Agreement. For purposes of this Agreement, the term “commercially reasonable efforts” shall not be deemed to require any Person to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any consent or waiver may be required (other than nominal filing or application fees).

Section 6.03 Competition Laws Filings. To the extent required in connection with the transactions contemplated by this Agreement, within five (5) business days following the date of execution of this Agreement each of the Sellers and the Buyers shall promptly make or cause to be made any and all required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and will request early termination of the waiting period required under the HSR Act. The parties agree to cooperate fully and respond promptly to any inquiries or investigations initiated by the Federal Trade Commission (the “FTC”) or the Department of Justice (the “DOJ”) in connection with any such filings. The parties will promptly make any filings or notifications under Other Competition Laws, as set forth on Schedule 9.01(a), and shall use all commercially reasonable efforts to obtain the Consents required under Other Competition Laws as promptly as is reasonably possible.

Section 6.04 Certain Filings. Sellers and Buyers shall cooperate with one another (a) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, including any Environmental Authorization, or any actions, consents, approvals or waivers are required to be obtained from parties to any Material Contracts, in connection with the consummation of the transactions contemplated by this Agreement and (b) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers. Sellers shall (subject to reimbursement by Buyer Parent to Sellers of filing and other similar fees incurred by Sellers in connection therewith) use commercially reasonable efforts to assist Buyers in application for the transfer to Buyers of the Environmental Authorizations so indicated on Schedule 6.04 and Buyers and Sellers each agree to promptly take and complete the actions identified on Schedule 6.04 with respect to such Environmental Authorizations. Ninety (90) days after the Closing Date, Sellers may (in their sole and absolute discretion) request that any Environmental Authorizations not transferred or assigned to Buyers in connection with the transaction contemplated hereunder be terminated.

Section 6.05 Public Announcements. The parties agree to consult with each other before issuing any press release or making any public statement or disclosure with respect to this Agreement or the transactions contemplated hereby and, except as may be required by applicable Law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement or disclosure prior to obtaining the other party’s written consent.

Section 6.06 Updating Schedules. From time to time before the Closing, and in any event immediately before the Closing, the Sellers may update the Disclosure Letter to this Agreement to include any matter hereafter arising or becoming known to the Sellers that, if existing, occurring, or known at or before the date of this Agreement, would have been required to be set forth or described in the Disclosure Letter to this Agreement, or that is necessary to correct any information provided by the Sellers in the Disclosure Letter that is or has become inaccurate (the “Updates”). The Updates shall not be given effect for any purposes of this Agreement.

Section 6.07 Expenses; Transfer Taxes.

(a) Whether or not the Closing takes place, and except as otherwise specified in this Agreement, all costs and expenses incurred in connection with this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby shall be paid by the party incurring such expense. Subsequent to the Closing, the parties agree to share certain proceeds, as set forth on Schedule 6.07(a).

(b) All Transfer Taxes applicable to the conveyance and transfer from Sellers to Buyers of the Sold Shares, Sold Companies, the Business or the Purchased Assets and any other transfer or documentary Taxes or any filing or recording fees applicable to such conveyance and transfer shall be paid fifty percent (50%) by Buyers and fifty percent (50%) by the Sellers. Each party shall use reasonable efforts to avail itself of any available exemptions from any such Taxes or fees, and to cooperate with the other parties in providing any information and documentation that may be necessary to obtain such exemptions.

(c) Certain fixed assets located in China were imported by Seller into China duty-free under the “blue book” exemption. To the extent Seller is unable to receive consent by Chinese custom authorities to apply this exemption to the transfer of these assets to the Buyer and a value-added Tax payment is required to be made by a Seller, Seller Parent shall be responsible for such value-added Tax and Buyer Parent agrees to pay Seller Parent fifty percent (50%) of such payment as an adjustment to the Purchase Price.

Section 6.08 Assignments. Sellers shall prepare all assignments of Purchased Intellectual Property required hereunder and provide such assignments to Buyers in recordable form. All filing or recordation fees and similar expenses incurred in connection with such assignments shall be paid fifty percent (50%) by Seller Parent and fifty percent (50%) by Buyer Parent.

Section 6.09 Lease. To the extent that the consent of the landlord to an assignment to Buyer Parent (or an Affiliate thereof) of the guaranty given by Seller Parent with respect to the Dublin Lease or the Mexicali Lease, each as described in Schedule 1.01(d), thereunder is not obtained on or prior to the Closing, Seller Parent agrees that it shall remain bound by the terms of such guaranty with respect to payment obligations for the term of such lease until such consent is obtained. If Seller Parent is required to make any performance pursuant to either such guaranty on or subsequent to the Closing, Buyer Parent shall hold harmless and promptly indemnify Seller Parent for any and all costs, expenses and payments incurred in such performance upon written notice, provided that either (a) no consent by the lessor under such lease to the assignment of such lease by the applicable Seller to the relevant Buyer was required pursuant to such lease or applicable Law, or (b) consent by the lessor under such lease to the assignment of such lease by the applicable Seller to the relevant Buyer was required pursuant to such lease or applicable Law and such consent was obtained.

ARTICLE VII

TAX MATTERS

Section 7.01 Tax Matters.

(a) Seller Parent shall (i) timely prepare, or cause to be prepared, all Tax Returns in respect of all Sold Companies for all Tax periods ending on or before the Closing Date, (ii) timely file, or cause to be filed, all such Tax Returns and (iii) timely pay or cause to be paid when due all Taxes relating to such Tax Returns. Any Tax Return described in the preceding sentence shall be prepared on a basis consistent with the elections, accounting methods, conventions, and principles of taxation used for the most recent Tax periods for which Tax Returns have been filed, except as otherwise required by applicable Tax law or otherwise agreed to in writing by Buyer Parent prior to the filing thereof. Seller Parent shall provide Buyer Parent with a copy of substantially final drafts of such Tax Returns no later than ten (10) business days before the relevant Tax Return is due (taking into account extensions), and Seller Parent shall incorporate therein any reasonable comments timely provided in writing by Buyer Parent.

(b) Buyer Parent shall timely prepare, or cause to be prepared, all Tax Returns in respect of all Sold Companies that relate to a Tax period beginning before the Closing Date and ending after the Closing Date (a “Straddle Period”). Without duplication of Section 2.07 and 2.12, Taxes in respect of such Tax Returns shall be apportioned between Seller Parent and Buyer Parent, (i) in the case of Taxes not measured or measurable, in whole or in part, by net or gross income or receipts, on a per diem basis, and (ii) in the case of other Taxes, as determined based on a closing of the books as of the close of business on the Closing Date and otherwise consistent with the prior practice of Seller Parent, the Sellers and the Sold Company with respect to the income, properties or operations of the Sold Company. If a Sold Company is permitted under applicable Tax law to treat the Closing Date as the last day of a Tax period, Buyer Parent and Seller Parent shall treat (and cause their respective Affiliates to treat) the Closing Date as the last day of a Tax Period. Buyer Parent shall provide Seller Parent with a copy of substantially final drafts of such Straddle Period Tax Returns no later than ten (10) business days before the relevant Tax Return is due (taking into account extensions), and Buyer Parent shall incorporate therein any reasonable comments timely provided in writing by Seller Parent. Buyer Parent shall cause the Sold Companies to file all Straddle Period Tax Returns, and each Sold Company shall pay, or cause to be paid, all Taxes shown as due on any such Straddle Period Tax Returns. Seller Parent shall pay Buyer Parent, as an adjustment to the Purchase Price, its share of any such Taxes due pursuant to the filing of any such Straddle Period Tax Returns under the provisions of this Section 7.01(b) (to the extent the Seller Parent is liable therefor in accordance with this Section 7.01(b) and to the extent not already paid by the Seller Parent or the Sold Company or explicitly stated as a liability on the Closing Balance Sheet) within ten (10) business days of Seller Parent’s receipt of notice of such filing by Buyer Parent, which notice shall set forth in reasonable detail the calculations regarding Seller Parent’s share of such Taxes; provided, however, that if, within ten (10) Business Days after receipt of such notice, Seller Parent notifies Buyer Parent in writing that Seller Parent disagrees with the computation of Seller Parent’s share of such Taxes, Seller Parent and Buyer Parent shall proceed in good faith to determine Seller Parent’s share of such Taxes. If Seller Parent and Buyer Parent cannot agree in good faith on such share within thirty (30) days after Seller Parent’s notice to Buyer Parent, Seller Parent’s share of such Taxes shall be determined pursuant to Section 7.01(f), and Seller Parent’s payment to Buyer Parent shall be due three (3) Business Days after the amount payable by Seller Parent is determined by agreement between Seller Parent and Buyer Parent or pursuant to Section 7.01(f). In all cases, Seller Parent shall pay interest on such amount at a rate per annum equal to the rate publicly announced from time to time by Citibank N.A. as its base or prime rate in New York City in effect from time to time, such interest to accrue from the date that is ten (10) Business Days after Seller Parent’s receipt of notice of Straddle Period Tax Return filing by Buyer Parent until the date of Seller Parent’s payment.

(c) Seller Parent shall have the right to represent the interests of each Sold Company in any Tax audit or administrative or court proceeding relating to Tax Returns described in Section 7.01(a); provided, however, that Buyer Parent shall have the right to participate in any such audit or proceeding to the extent that any such audit or proceeding may affect the Tax liability of Buyer Parent, the Sold Company or any of their Affiliates for any Post-Closing Tax Period and to employ counsel of its choice at its own expense for purposes of such participation. Without the prior written approval of Buyer Parent, which shall not be unreasonably withheld or delayed, neither Seller Parent nor any Affiliate of Seller Parent shall agree or consent to compromise or settle, either administratively or after the commencement of litigation, any issue or claim arising in any such audit or proceeding, or otherwise agree or consent to any Tax liability, to the extent that any such compromise, settlement, consent or agreement may increase the Tax liability of Buyer Parent, any Sold Company or any of their Affiliates for any Post-Closing Tax Period, unless Seller Parent indemnifies Buyer Parent for the increase in Taxes resulting from such compromise, settlement, consent or agreement.

(d) Buyer Parent shall have the right to represent the interests of each Sold Company in any Tax Audit or administrative or court proceeding relating to Tax Returns described in Section 7.01(b); provided, however, that Seller Parent shall have the right to participate in any such audit or proceeding to the extent that any such audit or proceeding may affect the Tax liability of Seller Parent, the Sold Company or any of their Affiliates for any Pre-Closing Tax Period and to employ counsel of its choice at its own expense for purposes of such participation. Without the prior written approval of Seller Parent, which shall not be unreasonably withheld or delayed, neither Buyer Parent nor any Affiliate of Buyer Parent shall agree or consent to compromise or settle, either administratively or after the commencement of litigation, any issue or claim arising in any such audit or proceeding, or otherwise agree to or consent to any Tax liability, to the extent that any such compromise, settlement consent or agreement may increase the Tax liability of Seller Parent, any Sold Company or any of their Affiliates for any Pre-Closing Tax Period, unless Buyer Parent indemnifies Seller Parent for the increase in Taxes resulting from such compromise, settlement, consent or agreement.

(e) Seller Parent shall promptly notify Buyer Parent in writing upon receipt by Seller Parent or any Affiliate of Seller Parent of notice of any pending or threatened Tax audits or assessments relating to the income, properties or operations of any Sold Company. Buyer Parent shall promptly notify Seller Parent in writing upon receipt of notice by Buyer Parent or any Affiliate of Buyer Parent of any pending or threatened Tax audits for assessments relating to the income, properties or operations of a Sold Company for any Pre-Closing Tax Period.

(f) Any disputes between the parties with respect to the Tax matters regarding Sold Companies in this Section 7.01 shall be resolved by a national public accounting firm or a law firm reasonably satisfactory to Buyer Parent and Seller Parent, whose fees and expenses shall be shared equally between Buyer Parent and Seller Parent.

(g) If any credit, deduction or loss of any Sold Company arising in any Post-Closing Tax Period is required to be carried back and included in any Tax Return of any Seller, or any Affiliate of any Seller (excluding any Sold Company) for any Pre-Closing Tax Period, then the Sellers shall pay to the Buyers an amount equal to the actual Tax savings produced by such credit, deduction or loss; provided however, that the Sellers or such Affiliate shall not be required to file any claim for refund of any Tax for the benefit of the Buyers or the Sold Companies. Buyer agrees to indemnify Seller for any Taxes resulting from any subsequent disallowance of such credit deduction or loss.

(h) Any and all existing Tax sharing, allocation, compensation or like agreements or arrangements, whether or not written, that include the Sold Companies, including any arrangement by which the Sold Companies may be obligated to make compensating payments to each other or any other member of any affiliated, consolidated, combined, unitary or other similar Tax group for the use of certain tax attributes, shall be terminated as of the day before the Closing Date (pursuant to a writing executed on or before the Closing Date by all parties concerned) and shall have no further force or effect. All liabilities of the Sold Companies to Seller or any Affiliate of Seller (for Taxes or otherwise pursuant to such agreements or arrangements) shall be canceled on or prior to the Closing Date. Any and all powers of attorney relating to Tax matters concerning the Sold Companies shall be terminated as to the Sold Companies on or prior to the Closing Date and shall have no further force or effect.

(i) After the Closing Date, Buyer Parent, Seller Parent, the Buyers and the Sellers shall provide each such person, and Buyer Parent shall cause each Sold Company to provide each such person, with such cooperation and information relating to the Business, the Purchased Assets and the Sold Companies as any other such person may reasonably request in writing in (i) filing any Tax Return or amended Tax Return or claim for Tax refund, (ii) determining any Tax liability or right to refund of Taxes, (iii) conducting or defending any audit or other claim, suit or proceeding in respect of Taxes, or (iv) effectuating the terms of this Agreement. Such persons shall retain, and Buyer Parent shall cause the Sold Companies to retain, all Tax Returns, schedules and work papers, and all material records and other documents relating thereto with respect to the Business, the Purchased Assets and the Sold Companies, until the expiration of the applicable statute of limitation (and, to the extent notified by Seller Parent or Buyer Parent to the other, as applicable, any extensions thereof) with respect to the Tax periods to which such Tax Returns and other documents relate and, unless such Tax Returns and other documents are offered and delivered to Seller Parent or Buyer Parent, as applicable, until the final determination of any Tax in respect of such periods. Notwithstanding the foregoing, no party shall be unreasonably required to prepare any document, or determine any information, not then in its possession in response to a request under this Section 7.01(i).

(j) Neither Buyer Parent nor any Affiliate will make any election under Section 338 of the Tax Code with respect to any Sold Company.

ARTICLE VIII

EMPLOYEE BENEFITS

Section 8.01 Employees; Benefit Plans.

(a) Sellers shall deliver to Buyers a true and complete list, as of a date within four (4) business days subsequent to the date hereof, of (i) the names, titles, annualized salary and other compensation of all employees of Sellers and the Sold Companies engaged in the Business and those employees of Seller Parent not engaged in the Business, the identities of which Buyer Parent and Seller Parent have agreed to in writing (together, the “Business Employees”) and (ii) all Persons who are currently performing services by or on behalf of any Seller or Sold Company for the Business who are classified as “consultants” or “independent contractors” (the “Other Personnel”). Between the date hereof and the Closing Date, the parties shall act in accordance with Schedule 8.01(a)(i) and, except as set forth on Schedule 8.01(a)(ii), Buyers shall offer employment to all such Business Employees, including those Business Employees who are at the time on a military leave, a leave of absence under the Family Medical Leave Act or comparable state law, workers’ compensation leave, or a short-term disability leave. Such offers shall be at current salary levels received by such persons. Business Employees who accept Buyers’ offer of employment and Business Employees who are employees of a Sold Company are herein referred to as “Transferred Employees.” For the avoidance of doubt, Buyers shall not be obligated to continue or assume any liabilities with respect to any Employee Plans or Benefit Arrangements of any Seller, other than from a Sold Company (the Employee Plans and Benefit Arrangements pertaining to which are described on Schedule 8.01(a)(iii)), and, except as provided in Section 8.01(c), Sellers shall remain responsible for the payment to the Transferred Employees of salary and benefits through the Effective Time.

(b) Buyer Parent has entered into employment agreements with certain of the Key Employees as of the date hereof and has provided Seller Parent with copies of all such agreements. Buyer Parent has also made offers of employment to those persons previously agreed in writing between Buyer Parent and Seller Parent to be extended offers of employment prior to the date hereof and Buyer Parent has provided Seller Parent with copies of all such offers of employment.

(c) In connection with the termination of employment contemplated by this Section 8.01, Business Employees of Seller located in the United States shall be paid by Sellers one hundred percent (100%) of their accrued but unused paid time-off pursuant to the Flex Time Program as of the Closing Date. Commencing on the day following the Closing Date, for Transferred Employees in the United States, Buyer will provide each active Transferred Employee advance access to his/her full year’s vacation accrual calculated in accordance with Buyer’s vacation entitlement guidelines based on the length of service for each Transferred Employee. With respect to the treatment of vacation accrual at Buyer, Schedule 8.01(c) shall also apply.

(d) The employment by Sellers of the Transferred Employees shall end at 11:59 p.m. Eastern Daylight Time on the Closing Date, and the employment by Buyers of the Transferred Employees who accept Buyers’ employment offers shall commence immediately subsequent to 11:59 p.m. Eastern Daylight Time on the Closing Date (the “Effective Time”), or such later time as mutually agreed between Buyer and Seller. Accordingly, at the Effective Time or such later time, Sellers shall treat all Transferred Employees as having had their employment terminated with Sellers. Notwithstanding the foregoing, each Transferred Employee who, as of the Closing, is classified by Sellers as an employee on a military leave, a leave of absence under the Family and Medical Leave Act or comparable state law, a workers’ compensation leave, or a short-term disability leave under Sellers’ disability plan and who accepts Buyers’ employment offer, shall commence employment with the Buyers on the date (i) in the case of military leaves and leaves of absence under the Family and Medical Leave Act or comparable state law, the leave entitlement expires, and (ii) in the case of workers’ compensation and short-term disability leaves, such Transferred Employee is able to resume employment in accordance with Buyer’s policies and procedures in the capacity which such Transferred Employee performed for Sellers prior to commencing such leave. For avoidance of doubt, Buyers shall not be responsible for any liabilities resulting to Sellers with respect to Business Employees who are offered employment by Buyers in accordance with Section 8.01(a) but who do not accept such offer of employment, provided Buyers have otherwise complied with the terms of this Article 8 with respect to such Business Employees.

(e) Sellers will not take any action that would impede, hinder, interfere or otherwise compete with Buyers’ effort to hire any Business Employees. Buyers shall not assume responsibility for any Business Employee unless and until such employee commences employment with a Buyer. Buyers shall have no obligation to pay any severance payments to which any Business Employee who is not a Transferred Employee may be entitled as a result of the transactions contemplated by this Agreement. Buyers shall not have any obligation pursuant to this Agreement with respect to any Business Employee who does not accept employment with a Buyer prior to or at the Effective Time.

(f) In addition to the obligations of Buyers pursuant to 8.01(a) hereof, Buyers shall make available to all Transferred Employees as of the Closing Date employee benefit plans and arrangements that are comparable in the aggregate to all employee benefit plans and arrangements that are available to similarly situated employees of Buyers. In the United States those benefit plans are as follows: medical, dental, vision, short-term disability, basic long-term disability, optional long-term disability, basic life insurance, basic accidental death and disability insurance, optional life insurance, optional accidental death and disability, dependent life insurance, flexible spending account (medical and dependent care), business travel and accident insurance, 401(k) plan 100% match up to 5% of compensation, severance benefits, and vacation/time off. Buyers shall cause such plans to count, for purposes of eligibility and vesting, all service of Transferred Employees counted for such purposes under corresponding Employee Plans of Sellers. With respect to any “welfare benefit plan” (as defined in Section 3(1) of ERISA) offered to Transferred Employees, Buyers shall (i) cause to be waived any pre-existing condition limitation to the same extent such pre-existing condition was waived under an Employee Plan and (ii) provide that any expenses incurred by a Transferred Employee during the calendar year in which the Closing Date occurs under a similar Employee Plan shall be taken into account for purposes of satisfying applicable deductible, co-payment and maximum out-of-pocket limitations. Buyer Parent and Seller Parent may agree in writing that Seller Parent shall extend to all or a portion of the Transferred Employees the coverage of certain of Seller’s Employee Plans or Benefit Arrangements until December 31, 2005, in which case Buyer Parent shall reimburse Seller Parent for expenses incurred by Seller Parent in connection therewith.

(g) Buyer Parent and Seller Parent shall select a date (no later than 90 days after the Closing Date) as of which the entire account balances (including loans) of the Transferred Employees under the Seller Parent’s 401(k) Plan shall be valued and transferred, in a trustee-to-trustee transfer, to Buyer Parent’s 401(k) Plan. Subject to the completion of such asset transfer in accordance with this Section 8.01(g), and in consideration of such asset transfer, Buyer Parent shall cause the Buyer Parent’s 401(k) Plan to assume the liabilities attributable to the account balances of the Transferred Employees under Seller Parent’s 401(k) Plan. Seller Parent shall be responsible for matching contributions under Seller Parent’s 401(k) Plan for the period from January 1, 2005 to the Closing Date and shall make the appropriate payments or reimbursements as necessary to participants, Buyer Parent, or Seller Parent’s or Buyer Parent’s 401(k) Plan, as appropriate, and Buyer Parent shall be responsible for matching contributions under Buyer Parent’s 401(k) Plan for the period from the Closing Date to the end of the year. For the purpose of any year-end employment requirement for receiving matching contributions under Seller Parent’s 401(k) Plan, Seller Parent shall consider employment with any Buyer as employment with Seller Parent.

(h) No provision of this Article shall create any third party beneficiary or other rights in any employee or former employee (including any beneficiary or dependent thereof) of any Seller or of any of its subsidiaries in respect of continued employment (or resumed employment) with either Buyers or the Business or any of their Affiliates, and no provision of this Section 8.01 shall create any such rights in any such Persons in respect of any benefits that may be provided, directly or indirectly, under any Employee Plan or Benefit Arrangement or any plan or arrangement that may be established by Buyers or any of their Affiliates.

Section 8.02 Labor Matters. The Sellers agree that between the date hereof and the Closing Date, they will cause the Sold Companies and the Asset Sellers in respect of the Business not to effect or permit a “plant closing” or “mass layoff” as these terms are defined in the WARN Act. The Buyers agree that for ninety (90) days following the Closing Date, to the extent such an action would create or be reasonably likely to create a liability for Sellers, Buyers will not effect or permit a “plant closing” or “mass layoff” as such terms are defined in the WARN Act.

ARTICLE IX

CONDITIONS TO CLOSING

Section 9.01 Conditions to the Obligations of Each Party. The obligations of the parties to consummate the Closing are subject to the satisfaction of the following conditions:

(a) All applicable waiting periods under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated, and all Consents required under Other Competition Laws relating to the transactions contemplated hereby, a list of which is set forth on Schedule 9.01(a), shall have been obtained.

(b) There shall not be pending or threatened by any Governmental Authority, any Proceeding challenging or seeking to restrain or prohibit the material transactions contemplated by this Agreement or the Ancillary Agreements.

Section 9.02 Conditions to Obligations of Buyers. The obligation of Buyers to consummate the Closing is subject to the satisfaction of the following further conditions:

(a) (i) Sellers shall have performed in all material respects all of their obligations hereunder required to be performed by them at or prior to the Closing Date, (ii) the representations and warranties of Sellers contained in this Agreement and the Ancillary Agreements that are qualified as to materiality or Material Adverse Effect shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the date hereof and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materiality or Material Adverse Effect shall be true and correct, and those not so qualified shall be true and correct in all material respects, each on and as of such earlier date) and (iii) Buyer Parent shall have received a certificate signed by an executive officer of Seller Parent to the foregoing effect.

(b) No Law or Order shall restrain, prohibit or otherwise interfere with the effective ownership, operation or enjoyment by Buyers of all or any material portion of the Purchased Assets.

(c) There shall not have occurred any Material Adverse Effect during the period from the date hereof to Closing.

(d) Each Ancillary Agreement (other than the Shanghai Sublease should the China Transfer not occur on the Closing Date) and all other documents to have been executed and/or delivered to any Buyer prior to or at the Closing shall have been executed and/or delivered by all parties thereto (other than any Buyer) in the form contemplated by this Agreement and shall be in full force and effect.

(e) Buyers shall have received written consents, in form and substance reasonably satisfactory to Buyers, to the assignment to Buyers of those contracts identified (i) on Schedule 3.14(b)(i) that are marked with an asterisk, and (ii) on Schedule 3.14(b)(iii) that are marked with an asterisk, in each case executed by the parties to such contracts (other than Sellers).

(f) Buyers shall have received written consents, in form and substance reasonably satisfactory to Buyers, to the assignment to Buyers of those leases identified on Schedule 3.21(b), executed by the lessors thereunder and the written consent of the lessor under the Shanghai Lease to the Shanghai Sublease.

Section 9.03 Conditions to Obligations of Sellers.

(a) (i) Buyers shall have performed in all material respects all of their obligations hereunder required to be performed by them at or prior to the Closing Date, (ii) the representations and warranties of Buyers contained in this Agreement and the Ancillary Agreements that are qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the date hereof and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, each on and as of such earlier date) and (iii) Seller Parent shall have received a certificate signed by an executive officer of Buyer Parent to the foregoing effect.

(b) Each Ancillary Agreement and all other documents to have been executed and/or delivered to any Seller prior to or at the Closing shall have been executed and/or delivered by all parties thereto (other than any Seller) in the form contemplated by this Agreement and shall be in full force and effect.

ARTICLE X

INDEMNIFICATION

Section 10.01 Survival. The right to bring claims or assert causes of action pursuant to this Article X for breach of any representations and warranties of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the Closing until the eighteen (18) month anniversary of the Closing Date; or in the case of Sections 3.02 (Subsidiaries), 3.03 (Corporate Authorization), 3.09 (Title to Purchased Assets), 3.16 (Finder’s Fees), 3.18 (Tax Matters), 3.19 (Employee Benefits), 4.02 (Corporate Authorization) and 4.06 (Finder’s Fees) (collectively, the “Unlimited Representations”), until the expiration of the statutory period of limitations applicable to claims pertaining to such matters (giving effect to any waiver, mitigation or extension thereof); or in the case of Section 3.17 (Environmental Representations and Warranties), eight and one-half (8 1/2) years. The right to bring claims or assert causes of action for breach of any covenants or agreements of the parties hereto contained in this Agreement shall terminate as of the Closing; provided that the right to bring claims or assert causes of action pursuant to this Article X for breach of covenants and agreements (a) contained in Sections 2.07, 2.12, 2.14, 6.03 and 6.08 shall survive until the eighteen (18) month anniversary of the Closing Date; (b) contained in Sections 2.06, 2.13, 5.05, 6.02, 6.04, 6.07, 6.09, 12.01(b) and (c), 12.02, 12.03, 12.04, 12.05, 12.12 and 12.13, in Articles 7, 8 and 10 and relating to the responsibility of Sellers under Section 2.04 for Excluded Liabilities other than Environmental Liabilities shall survive for so long as applicable Law shall permit a claim to be brought with respect thereto; and (c) relating to the responsibility of Sellers under Section 2.04 for Environmental Liabilities that constitute Excluded Liabilities shall terminate eight and one-half (8 1/2) years subsequent to the Closing. Notwithstanding the preceding sentence, the right to bring a claim pursuant to this Article X for indemnification in respect of a breach of a covenant, agreement, representation or warranty in respect of which indemnification may be sought under Section 10.02 (Indemnification) shall survive the time at which such right to bring a claim would otherwise terminate pursuant to the preceding sentence, if written notice with reasonable specificity of the inaccuracy or breach thereof giving rise to such right to indemnification shall have been given to the party from whom indemnification may be sought prior to the time such right would otherwise expire.

Section 10.02 Indemnification.

(a) Sellers, jointly and severally, hereby indemnify Buyers and their Affiliates and their respective officers, directors, stockholders, employees, agents and consultants (the “Buyer Indemnified Parties”) against and agree to hold each of them harmless from, any and all damage, loss, liability, deficiencies, written claims and expenses (including, without limitation, expenses of investigation and attorneys’ fees and expenses in connection with any action, suit or proceeding) (collectively, “Loss”, which term shall be deemed to include any such damage, loss, liability, deficiencies, written claims and expense to which a Buyer would have been entitled to indemnity hereunder and which is asserted against such Buyer by a transferee of any portion of the Purchased Assets to which such Buyer would have been entitled to assign its rights to indemnity hereunder pursuant to Section 12.04) incurred or suffered by the Buyer Indemnified Parties arising out of:

(i) any breach of a representation and warranty made by Sellers pursuant to Article III of this Agreement, the Bills of Sale, the Intellectual Property Assignment Agreement and the Assignment and Assumption of Real Estate Leases referred to in clause (a) of the definition of such term (it being agreed and acknowledged by the parties that for purposes of determining the amount of Loss sustained or incurred with respect to the breach of a representation or warranty and whether there has been a breach or inaccuracy of any such representation or warranty, the representations and warranties of Sellers shall be deemed not qualified by any references therein to materiality generally or to whether or not any breach results or may result in a Material Adverse Effect, except that such words shall be given effect as to whether or not matters are properly disclosed on any Schedule hereto or the Disclosure Letter);

(ii) any breach of a covenant or agreement made or to be performed by Sellers pursuant to this Agreement, the Bills of Sale, the Intellectual Property Assignment Agreement and the Assignment and Assumption of Real Estate Leases referred to in clause (a) of the definition of such term;

(iii) any Excluded Liability or Excluded Asset; or

(iv) subject to the provisions of Section 6.07(b) and (c) and Article VII, any and all (A) Taxes imposed on any Seller or any Affiliate of any Seller (including any Sold Company) for, or relating to, all Pre-Closing Tax Periods, including, but not limited to, (1) any liability of any Sold Company under any Tax sharing or similar agreement, whether or not written, and (2) any Tax liability resulting from the termination, as of the Closing Date, of any Sold Company as a member of any consolidated, affiliated, combined, unitary or other similar Tax group, and (B) liabilities of any Seller or any Affiliate of any Seller (including, without limitation, any Sold Company) for Taxes imposed under Treasury Regulation Section 1.1502-6 or any analogous state, local or foreign tax provision, as a result of being a member of a consolidated, affiliated, combined, unitary or other similar group for any taxable period commencing before the Closing Date.

Notwithstanding the foregoing,

(A) Sellers shall have no obligation to indemnify or hold harmless a Buyer Indemnified Party under Section 10.02 (a)(i) with respect to any single Loss which is less than $200,000 on an individual basis (or as part of a group of related claims, or claims that, although unrelated, originate from a common set of facts);

(B) Sellers shall have no obligation to indemnify or hold harmless a Buyer Indemnified Party under Section 10.02 (a)(i) except to the extent that the aggregate amount of Loss incurred by the Buyer Indemnified Parties (excluding any Loss for which indemnification would not be available as a result of clause (A) above) exceeds $3,000,000, and only to the extent of such excess;

(C) NOTWITHSTANDING ANYTHING ELSE HEREIN TO THE CONTRARY, IN NO EVENT SHALL SELLERS HAVE ANY OBLIGATION TO MAKE INDEMNIFICATION PAYMENTS OR HAVE ANY LIABILITY UNDER SECTION 10.02(a)(i) OR WITH RESPECT TO ANY LOSS ARISING OUT OF ENVIRONMENTAL LIABILITIES IN EXCESS OF FIFTY-EIGHT MILLION FIVE HUNDRED THOUSAND DOLLARS ($58,500,000.00) (THE “CAP”);

(D) The foregoing limitations provided for in Clauses (A), (B) and (C) of this Section 10.02(a) shall not apply to any Loss arising out of any breach of any of the Unlimited Representations.

(E) No Seller shall be obligated to indemnify or hold harmless the Buyer Indemnified Parties with respect to any Loss resulting from Environmental Liabilities, except to the extent such Loss actually is incurred by a Buyer Indemnified Party in response to a Third Party Claim asserted by a person unaffiliated with the Buyer for the performance of investigatory, assessment, remedial or monitoring actions or the payment of costs therefor, the payment of any fines, penalties or costs incurred or imposed by any Governmental Authority or any damage or settlement award;

(F) No Seller shall be obligated to indemnify or hold harmless a Buyer Indemnified Party with respect to any Loss that is stated as a liability on the Closing Balance Sheet to the extent of such stated liability, or for which a reserve was made on the Closing Balance Sheet to the extent of such reserve, other than those liabilities and reserves identified in the calculation of the Closing Net Asset Value as an Excluded Liability;

(G) This subsection (G) shall apply to any claim for indemnification by the Buyer Indemnified Parties (or their permitted successors and assigns) based on an Environmental Liability at the Purchased Real Property arising from or relating to Hazardous Materials that have migrated into or onto the Purchased Real Property as a result of Release of Hazardous Materials on another property (“Offsite Release Environmental Claim”). In such event, Sellers agree that they shall not assert as a defense (in whole or in part) to any request for indemnification hereunder by the Buyer Indemnified Parties (or their permitted successors and assigns) that the Offsite Release Environmental Claim was caused or exacerbated in whole or part by, or that Hazardous Materials migrated into or onto the Purchased Real Property from properties currently or formerly owned or occupied by, the Buyer Indemnified Parties. The foregoing sentence shall not limit or diminish any other defense Sellers may otherwise be entitled to raise in response to any request for indemnification hereunder by the Buyer Indemnified Parties. Notwithstanding any other provision in this Agreement to the contrary, (i) Sellers expressly reserve, and shall not be deemed to have waived, released or otherwise discharged any Buyer from, any claims against any Buyer arising from or relating to any Offsite Release Environmental Claim, so long as such claim is not asserted as a defense, counterclaim, cross-claim, or setoff to any request for indemnification hereunder by either the Buyer Indemnified Parties (or their permitted successors and assigns), and (ii) Buyers expressly reserve, and shall not be deemed to have waived, released or otherwise discharged, any defenses, counterclaims or cross claims they may have to such claims. Sellers shall retain the right to commence a separate Proceeding asserting claims against any Buyer to recover any Loss arising from or relating to an Offsite Release Environmental Claim. In the event that any Seller shall commence a Proceeding described in the foregoing sentence, Buyers agree that:

(1)	the existence or terms of any indemnification provided by Sellers hereunder, the negotiations leading to execution of this Agreement, and any settlement discussions relating to an indemnification claim shall not be admissible as evidence in that Proceeding as to the liability of any Seller or Buyer, or as the basis for any equitable allocation of liability among them;

(2)	with respect to any Loss that Sellers seek to recover in that Proceeding, Buyers waive any right to claim that Sellers failed to mitigate such Loss or that costs incurred by Sellers in response to any indemnification requested hereunder by any Buyer Indemnified Parties are or were unreasonable provided that Sellers discharge their indemnification responsibilities hereunder, including pursuant to Section 10.03(b), in accordance with the terms of this subsection (G); and

(3)	Sellers may be represented in such Proceeding by counsel representing Sellers as the Indemnifying Party responding to any such Third Party Claim for which the Buyer Indemnified Parties request indemnification hereunder, and to the extent permitted by applicable Law and subject to compliance with clause (1) above, Buyers hereby waive any claims of conflict of interest against Sellers and their counsel with respect thereto.

(H)	No action may be commenced by any Buyer Indemnified Party against any Seller Indemnified Party in respect of a claim for indemnification pursuant to Section 10.02(a) unless and until Seller Parent has first received written notice from Buyer Parent of such claim as provided in Section 10.03(a) (citing this Article X and providing reasonable detail with respect to such event) and Seller Parent has failed to cure or remedy the event or circumstance giving rise to such claim within ten (10) business days.

(b) Buyers, jointly and severally, hereby indemnify Sellers and their Affiliates and their respective officers, directors, stockholders, employees, agents and consultants (the “Seller Indemnified Parties”) against and agree to hold each of them harmless from any Loss incurred or suffered by the Seller Indemnified Parties arising out of:

(i) any breach of a representation and warranty made by the Buyers pursuant to Article IV of this Agreement, the Bills of Sale, the Intellectual Property Assignment Agreement and the Assignment and Assumption of Real Estate Leases referred to in clause (a) of the definition of such term (it being agreed and acknowledged by the parties that for purposes of determining the amount of Loss sustained or incurred with respect to the breach of a representation or warranty and whether there has been a breach or inaccuracy of any such representation or warranty, the representations and warranties of Buyers shall be deemed not qualified by any references therein to materiality generally or to whether or not any breach results or may result in a Material Adverse Effect, except that such words shall be given effect as to whether or not matters are properly disclosed on any Schedule hereto);

(ii) any breach of a covenant or agreement made or to be performed by Buyer pursuant to this Agreement, the Bills of Sale, the Intellectual Property Assignment Agreement and the Assignment and Assumption of Real Estate Leases referred to in clause (a) of the definition of such term; or

(iii) any Assumed Liability.

Notwithstanding the foregoing,

(A) Buyers shall have no obligation to indemnify or hold harmless a Seller Indemnified Party under Section 10.02 (b)(i) with respect to any single Loss which is less than $200,000 on an individual basis (or as part of a group of related claims, or claims that, although unrelated, originate from a common set of facts);

(B) No Buyer shall have any obligation to indemnify or hold harmless a Seller Indemnified Party under Section 10.02 (b)(i) except to the extent that the aggregate amount of Loss incurred by the Seller Indemnified Parties (excluding any Loss for which indemnification would not be available as a result of clause (A) above) exceeds $3,000,000, and only to the extent of such excess;

(C) NOTWITHSTANDING ANYTHING ELSE HEREIN TO THE CONTRARY, IN NO EVENT SHALL BUYERS HAVE ANY OBLIGATION TO MAKE INDEMNIFICATION PAYMENTS OR HAVE ANY LIABILITY UNDER SECTION 10.02(b)(i) IN EXCESS OF FIFTY-EIGHT MILLION FIVE HUNDRED THOUSAND DOLLARS ($58,500,000.00); and

(D) The foregoing limitations provided for in Clauses (A), (B) and (C) of this Section 10.02(b) shall not apply to any Loss arising out of any breach of any of the Unlimited Representations.

(E) No action may be commenced by any Seller Indemnified Party against any Buyer Indemnified Party in respect of a claim for indemnification pursuant to Section 10.02(b) unless and until Buyer Parent has first received written notice from Seller Parent of the occurrence of such claim as provided in Section 10.03(a) (citing this Article X and providing reasonable detail with respect to such event) and Buyer Parent has failed to cure or remedy the event or circumstance giving rise to such claim within ten (10) business days.

(c) In determining the amount of any Loss for which the Buyer Indemnified Parties or Seller Indemnified Parties are entitled to assert a claim for indemnification under this

Article X, the amount of any such Loss shall be determined after deducting therefrom the amount of any insurance proceeds and other third party recoveries, if any, actually received by the Buyer Indemnified Parties or Seller Indemnified Parties, as applicable, in respect of such Loss and the amount of any tax benefit actually realized with respect thereto. If an indemnification payment is received by a Buyer Indemnified Party or Seller Indemnified Party, as applicable, and such Buyer Indemnified Party or Seller Indemnified Party, as applicable, later receives insurance proceeds, other third party recoveries, or actually realizes any tax benefits specifically in respect of the related Loss, such Buyer Indemnified Party or Seller Indemnified Party, as applicable, shall promptly pay to Seller Parent or Buyer Parent, as applicable, a sum equal to the lesser of (y) the actual amount of insurance proceeds, other third party recoveries, or the tax benefits actually realized specifically in respect of the related Loss and (z) the actual amount of the indemnification payment previously paid by Sellers or Buyers, as applicable, to such Buyer Indemnified Party or Seller Indemnified Party, as applicable, with respect to such Loss. Payments made pursuant to this Article X shall be treated as adjustments to the Purchase Price.

(d) Each of the Buyer Indemnified Parties and the Seller Indemnified Parties shall use commercially reasonable efforts to minimize fees and expenses that may arise from or constitute part of a Loss at levels that are customary and reasonable for similar claims in similar contexts.

Section 10.03 Procedures; No Waiver; Exclusivity.

(a) The party seeking indemnification under Article X (the “Indemnified Party”) agrees to give prompt written notice to the party against whom indemnity is sought (the “Indemnifying Party”) of the assertion of any claim, or the commencement of any suit, action or proceeding in respect of which indemnity may be sought under this Article X, such notice specifying in reasonable detail the nature of the claim, suit, action or proceeding, the basis for indemnification hereunder and the approximate dollar amount of Loss for which indemnification is sought (if then reasonably qualifiable); provided, however, that the failure to provide prompt notice as provided herein will relieve the Indemnifying Party of its obligations hereunder only to the extent that such failure actually prejudices the Indemnifying Party hereunder. If such event involves any claim or the commencement of any action or proceeding by a third person (a “Third Party Claim”), the Indemnifying Party shall have the right within thirty (30) days after receipt of notice from the Indemnified Party to assume the control of the defense, compromise or settlement of any such Third Party Claim, including, at its own expense, employment of counsel; provided, however, that if the Indemnifying Party shall have exercised its right to assume such control, the Indemnified Party (i) may, in its sole discretion, employ counsel to represent it (in addition to counsel employed by the Indemnifying Party, and at the Indemnified Party’s sole expense) in any such matter, and in such event counsel selected by the Indemnified Party shall be required to cooperate reasonably with the Indemnifying Party’s counsel in such defense, compromise or settlement, and (ii) will, at its own expense, make reasonably available to the Indemnifying Party those employees of the Indemnified Party or any Affiliate of the Indemnified Party whose assistance, testimony or presence is reasonably necessary to assist the Indemnifying Party in evaluating and in defending any such Third Party Claim; provided further, however, that any such access shall be conducted in such a manner as not to interfere unreasonably with the operations of the business of the Indemnified Party and its Affiliates. The Indemnifying Party shall not consent to the entry of judgment, compromise or settlement of any Third Party Claim, without the prior written consent of the Indemnified Party, such consent not to be unreasonably withheld, conditioned or delayed in any case where such judgment, compromise or settlement does not impose any obligation or require any admission of responsibility or liability on the part of the Indemnified Party (other than the payment of monies for which the Indemnified Party is indemnified hereunder) and includes as an unconditional term thereof the giving by each claimant or plaintiff to the Indemnified Party and its officers, directors, stockholders and employees of a general release from all liability with respect to such Third Party Claim. If the Indemnified Party shall in good faith determine that the conduct of the defense of any Third Party Claim subject to indemnification hereunder or any proposed consent to the entry of judgment, compromise or settlement of any such Third Party Claim by the Indemnifying Party would reasonably be expected to affect materially and adversely the ability of the Indemnified Party to conduct its business in a manner that may not be adequately compensated by the money damages, or that the Indemnified Party may have available to it one or more defenses or counterclaims that are inconsistent with one or more of those that may be available to the Indemnifying Party in respect of such Third Party Claim or any litigation relating thereto, then the Indemnified Party shall have the right at all times and upon prior written notice to the Indemnifying Party to take over and assume control over the defense, settlement, negotiations or litigation relating to any such Third Party Claim. If the Indemnified Party shall so assume the exclusive right to defend, compromise or settle such claim, all attorneys’ fees and other expenses incurred by the Indemnified Party in the defense, compromise or settlement of such claim, to the extent related to the defense or counterclaim that is inconsistent with one or more of the defenses or counterclaims that may be available to the Indemnifying Party in respect of such Third Party Claim or any litigation relating thereto, shall be at the Indemnified Party’s expense and shall not be eligible for indemnification from the Indemnifying Party, but the Indemnified Party shall be entitled to be indemnified by the Indemnifying Party for the full amount of other Loss suffered by the Indemnified Party as a result of or arising out of the Third Party Claim including the attorneys’ fees and other expenses otherwise incurred by the Indemnified Party in the defense, compromise or settlement of such claim. If the Indemnified Party does so take over and assume control, (a) the Indemnified Party shall not settle such Third Party Claim without the written consent of the Indemnifying Party, such consent not to be unreasonably withheld or delayed and (b) should the Indemnified Party receive a binding written offer of settlement from the third party claimant to consent to or enter into a judgment, compromise or settlement of such Third Party Claim that does not impose any obligation or require any admission of responsibility or liability on the part of the Indemnified Party (other than the payment of monies for which the Indemnified Party is indemnified hereunder) and includes as an unconditional term thereof the giving by each claimant or plaintiff to the Indemnified Party and its officers, directors, stockholders and employees a general release from all liability with respect to such Third Party Claim, but the Indemnified Party does not consent to or enter into such judgment, compromise or settlement, the Indemnifying Party will not be obligated to indemnify the Indemnified Party to the extent that any Loss exceeds the amount that the Indemnified Party would have reasonably incurred had the Indemnified Party consented to or entered into such judgment, compromise or settlement. If the Indemnifying Party does not accept the defense of any matter as above provided within thirty (30) days after receipt of the notice from the Indemnified Party described above, then the Indemnified Party shall have the full right to defend against any such Third Party Claim at the sole cost and expense of the Indemnifying Party and shall be entitled to settle or agree to pay in full such Third Party Claim with the prior written consent of the Indemnifying

Party, such consent not to be unreasonably withheld or delayed; provided, however, with respect to no claim for indemnification pursuant to Article X (or as a part of a group of related claims, or claims that, although unrelated, originate from a common set of facts) shall the Indemnified Party be eligible for indemnification from the Indemnifying Party for the attorneys’ fees and expenses of more than one legal counsel, plus local counsel, to the Indemnified Party.

(b) Procedures Relating to Sellers’ Indemnification of Environmental Claims.

(i) Notice. Buyers will promptly notify Sellers in writing following Buyers’ becoming aware of any Environmental Liability or breach of Section 3.17 which Buyers claim is subject to Section 10.02 (“Environmental Claim”); provided, however, that Buyers shall notify Sellers within seven (7) business days of their receipt of any written notice of an Environmental Claim.

(ii) Right to Remedy. Sellers have the right (but not the obligation), upon at least thirty (30) days prior written notice to Buyers and subject to the provisos below, to assume exclusive control of the resolution and remedy of any Environmental Claim, including without limitation (1) investigating the matter, obtaining tests, reports and surveys necessary to define and delineate the extent of any contamination; (2) subject to the provisions set forth in this paragraph below, contacting Governmental Authorities, making reports and submitting plans and documents to such authorities, negotiating with such authorities or other third parties and otherwise dealing with such authorities; (3) preparing work plans for any investigation, assessment, remediation or monitoring; and (4) conducting or directing any such investigation, assessment, remediation or monitoring. Sellers’ election to assume control of the resolution and remedy of any Environmental Claim shall not be deemed an admission of fact, law or otherwise by Sellers in any Proceeding other than to enforce the terms of this Section 10.03(b). Upon receipt of Sellers’ written notice of this election to assume exclusive control of the resolution and remedy of an Environmental Claim, Buyers agree neither to: (a) enter into negotiations or settlements with any Governmental Authority or third parties; nor (b) at any time, take or offer to any Governmental Authority or third party any position inconsistent with positions taken or offered by Sellers in its sole and absolute discretion; provided that that Buyers shall have the right to (A) receive copies of all correspondence between Sellers and Governmental Authorities relating to Environmental Claims, (B) review any report or proposal prior to its submission to any Governmental Authority or third party and Sellers shall in good faith take into account any concerns or issues raised by Buyers prior to its submissions to the Governmental Authority or third party and (C) advance notice of and the right to participate in any meeting with Governmental Authorities or third parties relating to Environmental Claims and provided further that Sellers shall not, without the prior written approval of Buyers, which approval shall not be unreasonably withheld or delayed, enter into any settlement, agreement, consent decree, order, or remediation plan involving an Environmental Claim.

(iii) Cooperation. Buyers and Sellers shall cooperate in good faith and make available to each other such information as is reasonably necessary to carry out the purposes of this Section 10.03(b). Buyers will provide any and all reasonable assistance reasonably requested by Sellers in securing any permits or approvals (including without limitation by holding in its name any such permit if required to be held by Buyers by applicable Law) reasonably required to perform any investigatory, assessment, remedial or monitoring activities; provided that expenses incurred by Buyers in performing such assistance will be reimbursed by Sellers and any such amounts reimbursed shall be applied towards the Cap. Buyers will provide Sellers with, or cause Sellers to be provided with, reasonable access (without charge) to relevant documents and records and to the Purchased Real Property in order to perform any remediation, investigation, assessment, sampling, monitoring, removal, cleanup or any other action required to fulfill Sellers’ obligations under this Agreement. Sellers agree that any access to the Purchased Real Property necessary to carry out the purposes of this Section 10.03(b) will only be at hours and for periods agreed to by Buyers in their reasonable discretion and that such access will not materially interfere with Buyers’ business activities conducted at such premises. Buyers will reasonably cooperate with the implementation of any investigation, assessment, remedial or monitoring activities, to the extent such activities do not materially interfere with normal business activities conducted by Buyers.

(iv) Satisfaction of Obligation. Sellers will be deemed to have satisfied their obligations under this Agreement with respect to any Environmental Claim related to the Purchased Real Property when (i) the result meets or exceeds the least stringent standards provided by applicable Environmental Laws (including any standards based on the use of deed or land use restrictions, institutional controls and/or resulting from any site-specific risk assessments) subject to Buyers’ rights to review and approve such standards, as set forth in the last sentence of this paragraph, based on the use of the property on the Closing Date and applicable Environmental Laws and (ii) with respect to any Environmental Claim initiated by any Governmental Authority, upon receipt of a “no further action” letter, site cleanup rehabilitation order or other written decision from any Governmental Authority with competent jurisdiction over such Environmental Claim that no further investigation, assessment, monitoring or remediation is required by the Buyers (or Sellers if Sellers are the performing party). Buyers acknowledge that resolution of any Environmental Claim may require the imposition of deed restrictions or similar land use restrictions and, so long as such restrictions do not materially interfere with the use of the Purchased Real Property as used by Sellers as of the Closing Date or impose any material liability or obligation on Buyers, upon review of the proposed deed restrictions or similar land use restrictions, Buyer shall not unreasonably withhold or delay consent to the recording of any such restrictions by Seller. Buyers’ right to review and approve, as provided in the foregoing sentence, shall be limited to determining in good faith whether the deed restrictions or similar land use restrictions proposed by Sellers materially interfere with the use of the Purchased Real Property as used by Sellers as of the Closing Date or impose any material liability or obligation on Buyers. Buyer shall have the right to review and approve any standards provided under Environmental Laws that are proposed to be applied by Sellers pursuant to the first sentence of this clause (iv) to determine in good faith that such standards are consistent with and sufficient to satisfy the related Environmental Claim.

(v) Disclosure. Each party will keep the other party reasonably informed regarding any investigatory, assessment, remediation or monitoring activities with respect to Environmental Claims and will provide the other party with copies of all material monitoring, sampling and other data relating to such matters subject to Buyers’ rights as described in the proviso in Section 10.03(b)(ii)(A), (B) and (C). Sellers shall provide Buyers, or cause Buyers to be provided with, true and correct copies (without charge) of all relevant documents and records which Sellers obtain or prepare in order to perform any remediation, investigation, assessment, sampling, monitoring, treatment, removal, cleanup or other action required to fulfill Seller’s obligations under this Agreement (including by way of illustration and not limitation any Phase I environmental reports and any Phase II environmental reports). Neither party will notify any Governmental Authority or third party of the existence or substance of facts and circumstances giving rise to an Environmental Claim except as required by Law or with the consent of the other party. If a party believes it is necessary or appropriate, pursuant to a Law, to disclose any such information, that party will first promptly notify the other party of such requirement and the content and timing of any disclosure that it proposes to make unless in the reasonable judgment of the party circumstances and applicable Law require immediate notification.

(vi) Investigations. As long as Sellers shall have any obligations to Buyers hereunder with respect to Environmental Claims, Buyers will not engage in, permit or cause any subsurface investigations at or adjacent to the Purchased Real Property, including sampling of soil or groundwater, except (1) in the ordinary course in connection with construction activities (including by way of illustration and not limitation obtaining any construction financing for any such construction activities or entering into any construction contracts wherein Phase I or Phase II environmental reports are required with respect to any such construction activities by Buyers) by Buyers at the Purchased Real Property; (2) in connection with the Release of any Hazardous Material when in the Buyer’s reasonable judgment such Release requires any Phase I or Phase II environmental reports in order to ensure that such Release does not cause or has not caused an Environmental Claim; (3) in connection with any proposed sale, transfer, leasing, mortgaging or recording of other encumbrances, pledges or hypothecation of any of the Purchased Real Property or change of control, provided that any such proposed action is reasonably believed by Buyer to be probable to occur (collectively, a “Transfer”) in the event the Buyers receive a written request in connection with any such Transfer by any third party to obtain any Phase I or Phase II environmental reports; (4) in connection with any pending or threatened claims of injury to person (each, a “Personal Injury Claim”) by any officer, director, employee, agent or invitee of Buyers or the reasonable belief by Buyers that any such person may have a Personal Injury Claim; (5) as may be recommended in a Phase I environmental report with respect to the Purchased Real Property, upon the written consent of Sellers, such consent not to be unreasonably withheld; or (6) as required by any Governmental Authority pursuant to Environmental Laws to the extent that such requirement is not attributable to a request or notification by Buyers not required by Environmental Laws.

(vii) Buyers’ Breach. Buyers’ breach of Section 10.03(b)(vi) will relieve Sellers, to the extent of any Loss suffered or incurred by such breach, of its obligation to indemnify Buyers for any Environmental Claim if and to the extent that such breach is materially prejudicial to Seller’s ability to remediate such Environmental Claim or otherwise prevents Sellers from discharging their obligations hereunder.

(viii) Sellers shall comply with Section 10.02(a)(G) in exercising their rights and discharging their obligations under this Section 10.03(b).

(c) After the Closing, this Article X will provide the sole and exclusive monetary remedy for the matters referred to in Section 10.02, other than as provided in Section 12.13.

(d) Executive Mediation. Prior to commencing any action against the other party under or on account of this Agreement or exercising rights pursuant to Section 10.03(b)(vii), knowledgeable senior executive officers of each of Buyer Parent and Seller Parent shall meet to discuss the dispute. If no resolution is reached within thirty (30) days following submission of such dispute to such officers, unless otherwise mutually agreed in writing, each party may exercise any and all of its rights pursuant to this Agreement. The foregoing shall not restrict the ability of a party to seek relief as provided in Section 12.13.

ARTICLE XI

TERMINATION

Section 11.01 Termination.

(a) This Agreement may be terminated at any time prior to the Closing:

(i) by mutual written agreement of Seller Parent and Buyer Parent;

(ii) by the Buyer Parent, if (A) the Sellers shall have breached or failed to perform in any material respect any of their obligations, covenants or agreements under this Agreement, or if any of the representations and warranties of the Seller set forth in this Agreement shall not be true in any material respect, in each case such that Seller Parent could not deliver to Buyer Parent at Closing an accurate certificate as contemplated by Section 9.02(a), and (B) such breach, failure or misrepresentation is not cured to the Buyer Parent’s reasonable satisfaction within thirty (30) days after the Buyer Parent gives the Seller Parent written notice identifying in reasonable detail such breach, failure or misrepresentation;

(iii) by the Seller Parent, if (A) the Buyers shall have breached or failed to perform in any material respect any of their obligations, covenants or agreements under this Agreement, or if any of the representations and warranties of the Buyers set forth in this Agreement shall not be true in any material respect, in each case such that Buyer Parent could not deliver to Seller Parent at Closing an accurate certificate as contemplated by Section 9.03(a), and (B) such breach, failure or misrepresentation is not cured to the Seller Parent’s reasonable satisfaction within thirty (30) days after the Seller Parent gives the Buyer Parent written notice identifying in reasonable detail such breach, failure or misrepresentation;

(iv) by either Seller Parent or Buyer Parent if consummation of the transactions contemplated hereby is subject to any nonappealable final order, decree or judgment of any Governmental Authority having competent jurisdiction, and such order, decree or judgment would either have or be reasonably expected to have a Material Adverse Effect on the Business or would restrain or prohibit the material transactions that are contemplated by this Agreement or the Ancillary Agreements;

(v) by either Seller Parent or Buyer Parent if the Closing does not occur on or prior to April 30, 2006; provided that such termination right shall not be available to a party that has failed to fulfill its obligations under this Agreement or whose acts or omissions have been a significant cause of the Closing not occurring on or before such date.

(b) The party desiring to terminate this Agreement pursuant to clause (ii), (iii), (iv) or (v) of Section 11.01(a) shall give written notice of such termination to the other party.

Section 11.02 Effect of Termination. If this Agreement is terminated as permitted by Section 11.01, such termination shall be without liability of either party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to the other party to this Agreement; provided, however, that if such termination shall result from the willful failure of either party to fulfill a condition to the performance of the obligations of the other party or to perform a covenant of this Agreement or from a willful breach by either party to this Agreement, a claim for indemnification may be brought against the non-performing or breaching party pursuant to and in accordance with Article X, provided that a claim for indemnification shall not be the exclusive remedy in such case. If this Agreement is terminated and the transactions contemplated hereby are abandoned as described in Section 11.01, this Agreement shall become null and void and of no further force and effect, except for the provisions of (i) Section 6.07(a) relating to certain expenses, (ii) Articles I, X and XII, (iii) Section 11.01 and this Section 11.02 and (iv) Section 6.05 relating to publicity, which shall survive such termination. The parties shall cause each of the China Purchase Agreement and Malaysia Purchase Agreement to be terminated upon termination of this Agreement in accordance with Section 11.01.

ARTICLE XII

MISCELLANEOUS

Section 12.01 Notices.

(a) All notices, requests and other communications to either party hereunder shall be in writing (including telex, telecopy or similar writing) and shall be given,

if to Buyers or Buyer Parent, to:

Amphenol Corporation

358 Hall Avenue

Wallingford, CT 06492

Attn: General Counsel

(203) 265-8900 (telephone)

(203) 265-8827 (telecopier)

with a copy to:

Pillsbury Winthrop Shaw Pittman LLP

1540 Broadway

New York, NY 10036

Attn: David P. Falck, Esq.

(212) 858-1500 (telecopier)

(212) 858-1000 (telephone)

if to Sellers or Seller Parent, to:

Teradyne, Inc.

321 Harrison Avenue

Boston, MA 02118

Attn: General Counsel

(617) 422-2910 (telecopier)

(617) 482-2700 (telephone)

with a copy to:

Choate, Hall & Stewart LLP

Two International Place

Boston, MA 02110

Attn: William B. Asher, Jr., Esq.

(617) 248-4000 (telecopier)

(617) 248-5000 (telephone)

(b) For convenience only, the parties agree that all notices, consents, directions or other actions that may be given or taken hereunder by the Sellers may be given by Seller Parent on behalf of the Sellers pursuant to a written instruction or document duly executed by Seller Parent and that Buyers shall treat any such instrument or document as the action of the Sellers hereunder.

(c) For convenience only, the parties agree that all notices, consents, directions or other actions that may be given or taken hereunder by the Buyers may be given by Buyer Parent on behalf of the Buyers pursuant to a written instruction or document duly executed by Buyer Parent and that Sellers shall treat any such instrument or document as the action of the Buyers hereunder.

Section 12.02 Amendments; No Waivers.

(a) Any provisions of this Agreement may be amended or waived prior to the Closing Date if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Buyer Parent and Seller Parent, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b) No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as provided in Section 10.03(c), the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 12.03 Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 12.04 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other party hereto, except that (a) a Buyer may transfer or assign, in whole or from time to time in part, to one or more direct or indirect wholly-owned subsidiaries of Buyer Parent, its right to purchase all or any portion of the Purchased Assets and (b) a Buyer may assign its rights to indemnity, in whole or in part, to any purchaser of (i) all or substantially all of Buyers’ business operations, (ii) all or substantially all of the Purchased Assets, or (iii) any part of the Purchased Assets constituting a discreet business operation (including Sellers’ printed circuit board business located in New Hampshire) (whether such sale or other transfer takes the form of a merger, consolidation, sale or transfer of stock or assets, or otherwise), provided, in each case, that no such transfer or assignment will relieve Buyers of their obligations hereunder.

Section 12.05 Governing Law; Venue. This Agreement shall be construed in accordance with and governed by the laws of the State of New York, without regard to the conflicts of law rules of such state. Each of the parties irrevocably submits to the exclusive jurisdiction of the United States District Court for the District of Delaware, or if such court does not have jurisdiction, the state courts of the State of Delaware sitting in New Castle County, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each of the parties hereto irrevocably and fully waives the defense of an inconvenient forum to the maintenance of such suit, action or proceeding. Each of the parties further agrees that service of any process, summons, notice or document to such party’s respective address listed above in one of the manners set forth in Section 12.01 hereof shall be deemed in every respect effective service of process in any such suit, action or proceeding. Nothing herein shall affect the right of any Person to serve process in any other manner permitted by Law. Each of the parties hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (a) the United States District Court for the District of Delaware or (b) the state courts of the State of Delaware sitting in New Castle County, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Section 12.06 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto.

Section 12.07 Entire Agreement. This Agreement, the Ancillary Agreements, the Disclosure Letter and the Confidentiality Agreement dated as of June 1, 2005 between Seller and Buyer (the “Confidentiality Agreement”) constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements, understandings and negotiations, both written and oral, between the parties with respect to the subject matter of this Agreement.

Section 12.08 Bulk Sales Laws. Buyers and Sellers each hereby waive compliance by Seller with the provisions of the “bulk sales”, “bulk transfer” or similar laws of any state.

Section 12.09 Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

Section 12.10 Severability. Any provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

Section 12.11 Third Parties. Other than as contemplated by Article X hereof, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person, other than the parties hereto and their permitted successors or assigns, any rights or remedies under or by reason of this Agreement.

Section 12.12 Waiver of Jury Trial. THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE, ON BEHALF OF THEMSELVES AND THEIR PERMITTED SUCCESSORS AND ASSIGNS, TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER AGREEMENT ENTERED INTO IN CONNECTION THEREWITH AND FOR ANY COUNTERCLAIM WITH RESPECT THERETO.

Section 12.13 Enforcement of Agreement. Each party acknowledges and agrees that the other party may be irreparably damaged if certain of the provisions of this Agreement are not performed in accordance with their specific terms and that such breach of this agreement by a Seller may not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which any party may be entitled, at law or in equity, it shall be entitled to apply to a court of competent jurisdiction to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement.

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IN WITNESS WHEREOF, the parties hereto here caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

TERADYNE, INC.

By:	/s/ MICHAEL A. BRADLEY
Name:	Michael A. Bradley
Title:	CEO and President

AMPHENOL CORPORATION

By:	/s/ DIANA G. REARDON
Name:	Diana G. Reardon
Title:	Senior Vice President and Chief Financial Officer